
05007448

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cathay Pacific Airways

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1390 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/26/05

CATHAY PACIFIC AIRWAYS LIMITED

82-1390
ARIS
12-31-04


CATHAY PACIFIC

ANNUAL REPORT
2004



Connecting Hong Kong



A Chinese translation of this Annual Report is available upon request from the Company's Registrars.
本年報中文譯本，於本公司之股份登記處備索。



CATHAY PACIFIC

Cathay Pacific Airways is an international airline registered and based in Hong Kong, offering scheduled cargo and passenger services to 92 destinations around the world.

We are deeply committed to Hong Kong, where the Company was founded in 1946. We continue to make substantial investments to develop Hong Kong's aviation industry and enhance Hong Kong's position as a regional transportation hub. In addition to our fleet of wide-bodied aircraft, these investments include catering, aircraft maintenance and ground handling companies, as well as our corporate headquarters at Hong Kong International Airport. Cathay Pacific and its subsidiaries and associates employ over 21,000 staff in Hong Kong. The airline's two major shareholders are both Hong Kong companies listed on the Hong Kong Stock Exchange, as is Cathay Pacific itself.

Cathay Pacific is the major shareholder in AHK Air Hong Kong Limited, an all cargo carrier that offers scheduled services in the Asian region. Cathay Pacific is also a shareholder in Hong Kong Dragon Airlines Limited and Air China Limited.

We are a founding member of the **one**world global alliance whose combined network serves over 600 destinations worldwide.

Contents

to the world



		2004	2003	Change
GROUP FINANCIAL STATISTICS				
Results				
Turnover	*HK$ million*	**39,065**	29,578	**+32.1%**
Profit attributable to shareholders	*HK$ million*	**4,417**	1,303	**+239.0%**
Earnings per share	*HK cents*	**131.4**	39.0	**+236.9%**
Dividend per share	*HK cents*	**65.0**	48.0	**+35.4%**
Profit margin	*%*	**11.3**	4.4	**+6.9%pt**
Balance Sheet				
Shareholders' funds	*HK$ million*	**32,855**	31,052	**+5.8%**
Net borrowings	*HK$ million*	**11,187**	11,111	**+0.7%**
Shareholders' funds per share	*HK$*	**9.8**	9.3	**+5.4%**
Net debt/equity ratio	*Times*	**0.34**	0.36	**-0.02 times**
OPERATING STATISTICS – CATHAY PACIFIC				
Available tonne kilometres ("ATK")	*Million*	**15,794**	13,355	**+18.3%**
Passengers carried	*'000*	**13,664**	10,059	**+35.8%**
Passenger load factor	*%*	**77.3**	72.2	**+5.1%pt**
Passenger yield	*HK cents*	**45.8**	43.3	**+5.8%**
Cargo carried	*'000 tonnes*	**972**	875	**+11.1%**
Cargo and mail load factor	*%*	**68.7**	68.7	**–**
Cargo and mail yield	*HK$*	**1.76**	1.78	**-1.1%**
Cost per ATK	*HK$*	**2.07**	2.00	**+3.5%**
Cost per ATK without fuel	*HK$*	**1.58**	1.61	**-1.9%**
Aircraft utilisation	*Hours per day*	**12.0**	11.4	**+5.3%**
On-time performance	*%*	**90.3**	91.0	**-0.7%pt**

In 2004 the Group achieved its second best ever result with an attributable profit for the year of HK$4,417 million, compared to a profit of HK$1,303 million in 2003. The result would have been even more impressive had it not been for the sharp rise in the price of fuel. Turnover increased by 32.1% to HK$39,065 million.

Our passenger capacity increased by 24.9%. This increase, combined with higher load factors and yields which rose 5.8% to HK45.8 cents, contributed to a passenger revenue record of HK$26,407 million.

The launch of a new non-stop service to New York, new codeshare services to Barcelona, Madrid and Moscow and more frequent services to Bahrain, Brisbane, Colombo, Dubai, Manila, Osaka, Riyadh, Surabaya, Sydney and Taipei further strengthened Hong Kong as a global aviation hub.

We also commenced a daily passenger service to Beijing and in early 2005 launched a thrice weekly service to Xiamen. A second daily service to Beijing will be introduced later this year.

Cathay Pacific Airways achieved a new annual cargo record of 972,416 tonnes and a cargo revenue record of HK$10,549 million. This resulted from the continued growth in demand from Europe, Japan and the United States for goods manufactured in Mainland China. A new thrice weekly freighter service to Munich strengthened our European operations. Daily freighter services to Shanghai commenced in January 2005.

The full effect of higher fuel prices was tempered by hedging gains and surcharges on both passenger and cargo services. In 2004 fuel accounted for 23.9% of our total operating cost, up from 19.8% in 2003. The high price of fuel remains a cause for concern, not least because most of our hedging gains have now been realised.

In December, we acquired a 10% equity stake in Air China at its initial public offering. Our strategic partnership with this key Mainland carrier establishes a platform for co-operation on a number of commercial and operational fronts and creates the opportunity to strengthen network connections in Hong Kong and Beijing.

Cathay Pacific Airways took delivery of a sixth Boeing 747-400 freighter in February 2005. Our fleet expansion continues with the acquisition of eight used B747-400 aircraft, which will be reconfigured to join our passenger and cargo fleets, and by the introduction of two new Boeing and six new Airbus passenger aircraft. Air Hong Kong now operates its own fleet of five Airbus 300-600 freighters. Within two years, Cathay Pacific Airways and Air Hong Kong will together operate more than 110 wide-bodied aircraft.

Volatile fuel prices and the steady emergence of low cost carriers within the region will place further pressure on us to improve productivity and reduce unit costs. However, we remain optimistic over our future and we will continue to expand the airline, strengthen Hong Kong's position as a premier global aviation hub, and continue to deliver superior service and value to our customers.

David Turnbull
Chairman
9th March 2005

2004 was the second best year in the history of Cathay Pacific Airways. An improving Hong Kong economy, together with buoyant global economies led to new passenger and cargo records. 2004 would have been our best year on record had it not been for a sharp rise in the price of fuel. We have continued to expand our fleet and have further commitments for an additional 15 aircraft which will be delivered by 2007. We have also established a strategic partnership with Air China by taking a 10% stake in the Mainland carrier at its initial public offering.

AWARD WINNING PRODUCTS AND SERVICES

- We were the world's only airline to be named "Best of the Best" in luxury travel brands by the *Robb Report* in its prestigious annual survey among travel writers.
- We were awarded first place in the "Quality – Products and Services" and "Delivering on its Promises" categories in the 2004 Hong Kong Brand Admiration Survey. The airline also came second in the overall "Most Admired Brand" category.
- Our cabin crew and frontline staff uniforms are being enhanced with a refreshed look created by celebrity designer Eddie Lau. Simplified with a sharper silhouette, the uniform will be introduced in 2005.
- Our Hong Kong lounges were voted the world's best in the global Skytrax poll. We won the "Best Airline Lounge 2004" award and took the separate "Best First Class Lounge" and "Best Business Class Lounge" titles.
- The Hong Kong Tourism Board presented us with its "2004 Thank You Award" in recognition of our efforts to get Hong Kong back on its feet after SARS.
- *Business Traveller* and Wine International awarded us their "Best Business Class Cellar" and "First Class Most Original Wine List" titles along with "Best Business Class Fortified or Sweet Wine" and "Best First Class White Wine".
- The Hong Kong Association for Customer Service Excellence presented us with a "Gold" award for Support and Service and a "Silver" award for Counter Service.
- *Readers' Digest* Asia awarded us the "Platinum SuperBrand" award in its Asia's SuperBrands Survey 2004 in recognition of our outstanding quality and service.
- Asia Miles continues to grow and now has more than 2.3 million members worldwide. Members can earn and redeem Asia Miles through Cathay Pacific and 17 other world-class partner airlines, plus over 220 partners in other reward categories.

HUB DEVELOPMENT

- We commenced a daily passenger service to Beijing in December 2004 and in early 2005 we launched a three times weekly service to Xiamen. A second daily service to Beijing will be introduced later this year pending government approval.
- A daily freighter service to Shanghai commenced on 27th January 2005.
- We launched a third daily passenger service to Sydney – more than any other airline – in October 2004. A fourth weekly service to Perth will commence in 2005.
- More frequent services were introduced to Bahrain, Brisbane, Colombo, Dubai, Manila, Osaka, Riyadh, Surabaya and Taipei, further strengthening Hong Kong as a global aviation hub.


"Within two years, Cathay
Pacific Airways and Air
Hong Kong will together
operate more than 110
wide-bodied aircraft."

FLEET PROFILE

Aircraft type	Number as at 31st December 2004: Owned	Leased: Finance	Leased: Operating	Total	Firm orders: '05	Firm orders: '06	Firm orders: '07	Total	Expiry of operating leases: '05	'06	'07	'08	'12	Options
Aircraft operated by Cathay Pacific:														
B747-400	14	4	3	**21**[(a)]	2	4		**6**			1	1	1	
B747-200F	4	3		**7**										
B747-400F	1	4		**5**	1			**1**						
B777-200	1	4		**5**										
B777-300	1	9		**10**	1	1		**2**						3[(b)]
A330-300		23		**23**	3[(c)]	1	2	**6**						
A340-300		11	4	**15**						4				
A340-600			3	**3**							2	1		
Total	21	58	10	**89**	7	6	2	**15**		4	3	2	1	3
Aircraft operated by AHK:														
A300-600F	2	2	1[(d)]	**5**	2	2		**4**	1					2[(e)]

(a) *Includes two aircraft under reconfiguration and not operating.*
(b) *Operating lease options expire in 2007 and are for any B777 model.*
(c) *These aircraft are on six year operating leases.*
(d) *This aircraft is on a wet lease.*
(e) *Purchase options expire in 2005.*

- We commenced a new non-stop service to New York. With our existing one-stop service via Vancouver we are the only airline to operate twice daily to New York from Hong Kong.
- New codeshare services with **one**world partner Iberia started to Barcelona and Madrid.
- Moscow was added to our network with a new codeshare service with Aeroflot – Russian Airlines.

THE GROWING FLEET

- At the end of the year we had 89 aircraft operating in our fleet, including 77 passenger aircraft and 12 freighters.
- We took delivery of one new B777-300 in February 2004. One of our B747-200 freighters previously leased to AHK Air Hong Kong Limited ("AHK") was returned.
- In February 2005 we took delivery of another new B747-400 freighter.
- We are to acquire eight second hand B747-400s, two of which were delivered in 2004. These will be reconfigured before joining our passenger and freighter fleets. Cathay Pacific will be the first airline to participate in Boeing's new B747-400 passenger-to-freighter conversion programme. We will have converted six B747-400 passenger aircraft into Special Freighters by 2007.
- Six new A330-300s and two B777-300 aircraft have been ordered and will be delivered by 2007.
- Within two years Cathay Pacific and AHK will be operating more than 110 aircraft.
- Our all-cargo subsidiary AHK took delivery of four A300-600 General Freighter aircraft in 2004. A further four A300-600s have been ordered and will be delivered by 2006.

PIONEER IN TECHNOLOGY

- The response time on our overseas websites improved significantly, enhancing the experience for our customers using these sites.
- The number of online ticket bookings and the number of online passenger check-ins doubled between 2003 and 2004.
- We completed the installation of NETVIGATOR inflight email across our entire fleet, making it available to all first and business class passengers as well as to passengers in the first ten rows of economy class.
- The use of e-tickets increased substantially. Together with our **one**world partners, we will be the first alliance to offer interline e-tickets on all member airlines.
- Our Ultramain aircraft maintenance management system now controls work on all aircraft fleets.

DEDICATED STAFF

- We celebrated the graduation of the 19th class in our Cadet Pilot Programme, bringing the total number of graduates to 264 since commencement in 1988. We expect 36 cadets per year to earn their wings through this programme in the future.
- In addition, another 86 First Officers and 58 Second Officers joined the Company and we expect to hire a further 110 pilots in 2005.
- We hired 597 cabin crew in 2004 and anticipate adding 1,200 more in 2005 as we add new flights and increase frequencies.
- By the end of the year, we employed more than 15,000 people in 29 countries, of which 10,800 are employed in Hong Kong.
- Cathay Pacific regularly reviews its human resource and remuneration policy in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

- The Company and staff raised more than HK$7 million to support relief efforts for survivors of the Indian Ocean tsunami. The airline matched every staff contribution dollar for dollar.

CONTRIBUTION TO THE HONG KONG COMMUNITY

- One thousand local students aged between 13 and 18 years completed our first "I Can Fly" programme through which they learnt about aviation and took part in community service activities. We have recruited another 1,000 students for the second "I Can Fly" programme.
- We were title sponsor of the Cathay Pacific International Chinese New Year Night Parade – the centrepiece of Hong Kong's Chinese New Year celebrations – for the seventh year.
- We continued our 10-year association with the Life Education Activity Programme (LEAP), which teaches young people about the dangers of drug abuse and promotes healthy lifestyles. LEAP reaches 70,000 students in more than 160 schools each year.
- We have used event sponsorship to offer new opportunities to young people in Hong Kong. Champion sportsmen and women competing in Cathay Pacific sponsored events have coached young players, Broadway actors have staged master classes for aspiring actors and 48 school children have been given scholarships to the Manchester United Soccer School in Hong Kong.
- The tenth annual Cathay Pacific International Wilderness Experience Programme brought young people together from around the region on a nine-day ecological course in South Africa.
- We signed a three-year contract with the Hong Kong Jockey Club to be the first ever title sponsor of the Hong Kong International Races.
- We continued to sponsor the Hong Kong Rugby Sevens, the Hong Kong Squash Open and Hong Kong Cricket Sixes.

ENVIRONMENT

- The Hong Kong Council on Smoking and Health (COSH) awarded us a Grand Award in the Hong Kong Smoke Free Workplace Leading Company Awards 2004 to recognise us providing a smoke-free working environment for employees. We were also recently granted the Indoor Air Quality Certification by the Hong Kong Government for the air quality at Cathay City.
- Our Environmental Report documents our environmental achievements and makes a commitment to integrate environmental responsibilities into our business strategy.
- Our waste management strategy ensures the systematic identification of the best methods for the management of waste from ground and flight operations and identifies areas for improvement.
- An on-going air quality monitoring programme incorporates regular monitoring of our aircraft cabins, offices and training facilities.
- Fuel efficiency and reduced emissions remain priorities and considerable effort is placed on route planning and the development of optimal flight plans to conserve fuel use.
- We sponsored the planting of 10,000 saplings as part of the Corporate Afforestation Programme on Lantau Island.

New records were set for both passenger numbers and passenger revenue as capacity increased 24.9% over 2003. Additional frequencies were added to a number of routes, a non-stop service was launched to New York and new codeshare services commenced to Barcelona, Madrid and Moscow. Demand from both business and leisure travellers remained strong throughout the year. The average load factor was 77.3%. Passenger yield increased 5.8% to HK45.8 cents.

LOAD FACTOR BY REGION



%
90
80
70
60
50
40
North Asia
South West Pacific and South Africa
Europe
South East Asia and Middle East
North America
2000
2001
2002
2003
2004

PASSENGER LOAD FACTOR AND YIELD



%
HK cents
80
70
60
50
40
60
50
40
30
20
00
01
02
03
04
Passenger load factor
Yield

AVAILABLE SEAT KILOMETRES ("ASK"), LOAD FACTOR AND YIELD BY REGION:

	ASK (million)			Load factor (%)			Yield
	2004	2003	**Change**	**2004**	2003	**Change**	**Change**
North Asia	**12,290**	9,436	**+30.2%**	**67.2**	61.3	**+5.9%pt**	**-1.1%**
South West Pacific and South Africa	**12,466**	10,109	**+23.3%**	**72.2**	72.6	**-0.4%pt**	**+9.1%**
Europe	**15,194**	12,712	**+19.5%**	**83.7**	78.2	**+5.5%pt**	**+13.1%**
South East Asia and Middle East	**15,764**	12,775	**+23.4%**	**74.3**	67.7	**+6.6%pt**	**-1.7%**
North America	**18,348**	14,248	**+28.8%**	**84.9**	77.6	**+7.3%pt**	**+9.2%**
Overall	**74,062**	59,280	**+24.9%**	**77.3**	72.2	**+5.1%pt**	**+5.8%**


"Strengthening our network connections in Hong Kong and Beijing"

Comments by region are as follows:

NORTH ASIA

- We now operate a daily service to Beijing, further strengthening Hong Kong's connections to Mainland China.
- The introduction of visa-free entry into Japan spurred demand among Hong Kong leisure travellers. With an improving Japanese economy, demand from Japan also increased.
- Competition and additional capacity in the Taiwan market placed further pressure on yield.

SOUTH WEST PACIFIC AND SOUTH AFRICA

- We launched a third daily service to Sydney, more than any other airline, and added capacity to Brisbane and Melbourne. A fourth weekly service to Perth will commence in 2005.
- Another two flights to Auckland were added to the winter schedule to make it a 12 times weekly service.
- The South African market performed well with high first and business class load factors.

EUROPE

- Load factors to and from Europe remained high throughout the year with sustained demand from both leisure and business travellers.
- This demand coupled with favourable currency movements helped to raise yield, especially during the second half of the year.

SOUTH EAST ASIA AND MIDDLE EAST

- A number of new carriers entered the market in the region and the additional capacity put pressure on yield.
- Campaigns to grow the leisure travel market between Singapore and Hong Kong stimulated demand.
- Extra flights were launched to Denpasar in the summer and to Surabaya in the winter.
- The market responded well to the new thrice weekly service between Singapore and Colombo which, with the current Colombo to Bangkok flights, created a daily Sri Lanka service.
- The Middle East performed well throughout the year and services were added to Bahrain, Dubai and Riyadh.

NORTH AMERICA

- Passenger numbers increased on all Canadian routes, though competition from other airlines maintained pressure on yield.
- Strong support from business travellers to and from the United States raised both revenue and yield.
- In addition to our daily service via Vancouver, we launched a daily non-stop service between Hong Kong and New York. Both flights were successful with high load factors in first and business class.

It was a record year for cargo tonnage and revenue. Hong Kong continues to play an important role as the gateway to the Pearl River Delta, with demand on trunk services to Europe, Japan and the United States remaining strong. The launch of freighter services to Shanghai in January 2005 was another positive step forward in the Mainland market. AHK now operates a fleet of five A300-600 aircraft, and has confirmed orders for three more, enabling it to develop Hong Kong as an express cargo hub. Cargo yield decreased 1.1% to HK$1.76.


TURNOVER
HK$ million
12,000
10,000
8,000
6,000
4,000
2,000
0
00
01
02
03
04


CAPACITY – CARGO AND MAIL ATK
Million tonne kilometres
10,000
8,000
6,000
4,000
2,000
0
00
01
02
03
04

- At the end of 2004 we operated a fleet of five B747-400 and seven B747-200 freighter aircraft following the return of one leased B747-200 from AHK.
- Three additional wet-leased B747-200 freighters provided additional capacity.
- A new B747-400 freighter was delivered in February 2005.
- We are the world's first airline to take part in the new B747-400 passenger-to-freighter conversion programme and have so far committed to convert six aircraft with options to convert six more. The first conversion will be completed this year.
- During 2004, we carried 972,416 tonnes of freight, setting a new annual record. Cargo ATKs grew by 13.4% while load factor for the year remained at 68.7%.
- Cargo revenue grew by 12.0% to HK$10,549 million, a new record.
- The adverse effect of higher fuel prices was partially relieved by cargo fuel surcharges.
- A thrice weekly freighter service was launched to Munich, strengthening our European operations.
- Freighter services to Shanghai commenced in January 2005.

	ATK (million)			Load factor (%)			Yield
	2004	2003	**Change**	**2004**	2003	**Change**	**Change**
Cathay Pacific	**8,748**	7,715	**+13.4%**	**68.7**	68.7	**-**	**-1.1%**

AHK AIR HONG KONG LIMITED

- AHK, in which Cathay Pacific holds a 60% interest, is an all cargo carrier with a major focus on express cargo services for DHL Express.
- During the year, AHK expanded its express cargo network to Osaka, Penang and Taipei. It commenced operations to Seoul in February 2005. Together with Bangkok, Singapore and Tokyo, the company is now serving seven cities in Asia.
- The company took delivery of four A300-600 freighters in the second half of the year, replacing previously wet-leased aircraft. Another four A300-600 freighters will be delivered, two in 2005 and two in 2006. A B747-200 freighter was returned to Cathay Pacific in mid October.
- Capacity, due to the network expansion, increased by 47.4% over 2003 whilst the load factor increased by 2.0 percentage points.
- Yield increased by 12.0% due to the expansion of the high yield express cargo business.
- AHK recorded a higher profit in 2004 as compared to 2003.

CATHAY PACIFIC CATERING SERVICES (H.K.) LIMITED ("CPCS")

- CPCS, a wholly owned subsidiary of Cathay Pacific, is the principal flight kitchen in Hong Kong.
- The company produced 17.7 million meals and accounts for 70% of the airline catering market in Hong Kong. Business volume increased by 35% over 2003.
- The company recorded a satisfactory profit in 2004 despite reducing meal prices and experiencing increased costs arising from the higher crude oil price and strong currencies.
- The performance of other inflight catering kitchens in Asia and Canada also recorded a healthy recovery from 2003 when the industry was badly affected by SARS.

HONG KONG AIRPORT SERVICES LIMITED ("HAS")

- HAS, in which Cathay Pacific holds a 70% interest, is the largest franchised ramp handling company at Hong Kong International Airport.
- The company handled a record number of flights.
- As a result of the improving business environment and the continuation of stringent cost controls, HAS achieved a record profit in 2004 despite operating in a very competitive market.

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED ("HAECO")

- HAECO, in which Cathay Pacific holds a 27% interest, provides aircraft maintenance, modification and overhaul services at Hong Kong International Airport.
- The company achieved a consolidated profit after tax of HK$438 million, 27% above last year.
- HAECO has signed an agreement with the Airport Authority Hong Kong to build a second hangar at Hong Kong International Airport (HKIA). The new hangar, which is scheduled to open in early 2007, will strengthen HKIA's status as an aircraft maintenance hub.
- Taikoo (Xiamen) Aircraft Engineering Company Limited, 54% owned by HAECO and 9% owned by Cathay Pacific, had a profitable year. A fourth hangar is scheduled to open in early 2006.
- Hong Kong Aero Engine Services Limited, HAECO's joint venture with Rolls-Royce plc and SIA Engineering Pte Limited, continued to achieve good results through high workloads.

HONG KONG DRAGON AIRLINES LIMITED ("DRAGONAIR")

- Dragonair, in which Cathay Pacific holds a 22% interest, operates passenger services to 30 destinations in Asia, including 21 in Mainland China. Dragonair also provides freighter services to ten destinations in Europe, Middle East, Japan, Taiwan and Mainland China.

- Dragonair reported an improved profit in 2004 due to a strong recovery in passenger traffic after SARS together with the launch of new routes.
- Dragonair recorded a 51.3% increase in passenger revenue in 2004. Passenger numbers and load factor increased by 49.2% and 5.5 percentage points respectively while yield decreased by 2.3%.
- Dragonair uplifted 342,413 tonnes of cargo in 2004, 26.8% higher than 2003. Cargo revenue increased by 33.8% with the addition of a fourth freighter in July 2004. Cargo load factor decreased by 4.2 percentage points to 76.2%. Cargo yield increased by 5.8%.
- Dragonair increased the weekly passenger services to Shanghai to 87 and frequencies to most other Mainland China destinations were also increased. The company temporarily suspended scheduled services to Phuket as demand for air traffic fell substantially following the tsunami disaster.
- Dragonair took delivery of one A330, two A320s and one B747-200F during the year, increasing the fleet size to 30 by end of 2004.
- With the relaxation of Individual Travel Scheme to more provinces in Mainland China and the implementation of the Closer Economic Partnership Arrangement, Dragonair continues to be optimistic about the demand for air travel between Hong Kong and Mainland China.

	ASK / ATK* (million)			Load factor (%)			Yield
	2004	**2003**	**Change**	**2004**	**2003**	**Change**	**Change**
Passenger services	**9,176**	6,483	**+41.5%**	**64.9**	59.4	**+5.5%pt**	**-2.3%**
Cargo services	**1,425**	1,069	**+33.3%**	**76.2**	80.4	**-4.2%pt**	**+5.8%**

* *Capacities of passenger and cargo services are measured in available seat kilometres ("ASK") and available tonne kilometres ("ATK") respectively.*

FLEET PROFILE

	Number as at 31st December 2004				Firm orders				Expiry of operating leases	
		Leased								
Aircraft type	Owned	Finance	Operating	**Total**	'05	'06	'07 & beyond	**Total**	'06	'07 & beyond
A320	2	2	6	**10**	1			**1**	2	4
A321	2		4	**6**						4
A330	2	3	5	**10**	3*	3*		**6**	1	4
B747-200F	1			**1**						
B747-300SF	3			**3**						
B747-400SF						2	3	**5**		
Total	10	5	15	**30**	4	5	3	**12**	3	12

* *Aircraft will be on operating lease.*

The Cathay Pacific Group reported an attributable profit of HK$4,417 million against a profit of HK$1,303 million in 2003. The substantial increase in profit reflects strong traffic demand.

TURNOVER

	Group		Cathay Pacific	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Passenger services	**26,407**	18,663	**26,407**	18,663
Cargo services	**11,395**	9,913	**10,549**	9,417
Catering and other services	**1,263**	1,002	**-**	–
Turnover	**39,065**	29,578	**36,956**	28,080


GROUP TURNOVER
HK$ million
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
00
01
02
03
04
Passenger services
Cargo services
Catering and other services


CATHAY PACIFIC: PASSENGERS AND CARGO CARRIED
Passenger in '000
Cargo in '000 tonnes
8,000
7,000
6,000
5,000
4,000
3,000
600
500
400
300
200
100
1H00 2H00 1H01 2H01 1H02 2H02 1H03 2H03 1H04 2H04
Passengers carried
Cargo carried

- Group turnover rose by 32.1% on 2003.
- Passenger turnover increased significantly by 41.5% to HK$26,407 million as a result of improved demand. The number of passengers carried increased by 35.8% to 13.7 million and revenue passenger kilometres increased by 33.9%.
- Passenger load factor increased by 5.1 percentage points to 77.3% while capacity, in terms of available seat kilometres, increased by 24.9%.
- Passenger yield increased by 5.8% to HK¢45.8.
- First and business class revenues increased by 45.0% and the front end load factor increased from 57.6% to 63.1%. Economy class revenue increased by 39.9% and the economy class load factor increased from 75.0% to 80.0%.
- Cathay Pacific's cargo turnover increased by 12.0% to HK$10,549 million. The improvement represents the continued growth in exports from Southern China to Europe, Japan and the United States through Hong Kong.
- Cathay Pacific's cargo load factor remained at 68.7% while capacity increased by 13.4%. Cargo yield decreased by 1.1% to HK$1.76.
- The improvement in Cathay Pacific's turnover can be analysed as follows:

		HK$M
+24.9%	Passenger capacity	**4,624**
+13.4%	Cargo and mail capacity	**1,261**
+5.1%pt	Passenger load factor	**1,693**
–	Cargo and mail load factor	**–**
+5.8%	Passenger yield	**1,427**
-1.1%	Cargo and mail yield	**(129)**
		8,876

REVENUE AND BREAKEVEN LOAD FACTOR



%
80
75
70
65
60
55
50
00
01
02
03
04
Revenue load factor
Breakeven load factor

- Revenue load factor increased by 3.7 percentage points to 74.8% while the breakeven load factor fell by 1.9 percentage points to 65.5%.
- The annualised revenue effect on changes in yield and load factor is set out below:

	HK$M
+ 1 percentage point in passenger load factor	**340**
+ 1 percentage point in cargo and mail load factor	**154**
+ HK¢1 in passenger yield	**573**
+ HK¢1 in cargo and mail yield	**60**

OPERATING EXPENSES

	Group			Cathay Pacific		
	2004 HK$M	2003 HK$M	**Change**	**2004 HK$M**	2003 HK$M	**Change**
Staff	**8,842**	8,035	**+10.0%**	**7,985**	7,318	**+9.1%**
Inflight service and passenger expenses	**1,566**	1,223	**+28.0%**	**1,566**	1,223	**+28.0%**
Landing, parking and route expenses	**5,324**	4,193	**+27.0%**	**5,209**	4,106	**+26.9%**
Fuel	**7,836**	5,236	**+49.7%**	**7,704**	5,164	**+49.2%**
Aircraft maintenance	**3,784**	2,856	**+32.5%**	**3,768**	2,853	**+32.1%**
Aircraft depreciation and operating leases	**4,356**	3,988	**+9.2%**	**4,206**	3,931	**+7.0%**
Other depreciation and operating leases	**814**	872	**-6.7%**	**595**	649	**-8.3%**
Commissions	**529**	400	**+32.3%**	**529**	398	**+32.9%**
Exchange gain	**(199)**	(244)	**-18.4%**	**(201)**	(247)	**-18.6%**
Others	**966**	794	**+21.7%**	**820**	721	**+13.7%**
Operating expenses	**33,818**	27,353	**+23.6%**	**32,181**	26,116	**+23.2%**
Net finance charges	**583**	620	**-6.0%**	**556**	606	**-8.3%**
Total operating expenses	**34,401**	27,973	**+23.0%**	**32,737**	26,722	**+22.5%**

CATHAY PACIFIC: TOTAL OPERATING EXPENSES


15% Depreciation and operating leases
2% Net finance charges
2% Commissions
2% Others
24% Staff
11% Aircraft maintenance
23% Fuel
16% Landing, parking and route expenses
5% Inflight service and passenger expenses

CATHAY PACIFIC: FUEL PRICE AND CONSUMPTION


US cents per American gallon
American gallon in million
140
120
100
80
60
40
20
1,050
1,000
950
900
850
800
750
00
01
02
03
04
Into wing price - before hedging
Into wing price - after hedging
Uplifted volume

- Staff costs increased due to an increase in average staff numbers and the resumption of bonus and profit share payments.
- Inflight service and passenger expenses increased due to the increase in passenger numbers.
- Landing, parking and route expenses rose as a result of increased operations.
- Fuel costs increased mainly due to the 38% increase in the average fuel price.
- Aircraft maintenance increased as a result of the fleet expansion and increased operations.

GROUP INTEREST COVER


HK$ million
Times
6,000
5,000
4,000
3,000
2,000
1,000
0
18
15
12
9
6
3
0
00
01
02
03
04
Operating profit
Net finance charges
Interest cover

GROUP TOTAL ASSETS


8%
Long-term investments
1%
Intangible assets
23%
Current assets
7%
Properties and other equipment
61%
Aircraft and related equipment

- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.
- Net finance charges decreased due to the lower average net borrowings.
- Cathay Pacific's cost per ATK increased from HK$2.00 to HK$2.07 due to higher fuel prices.

ASSOCIATED COMPANIES

- The share of profits from associated companies increased by 135.8% to HK$356 million.
- Both HAECO and Dragonair reported higher profits than 2003 as a result of improved traffic and the improved business environment in Hong Kong.

TAXATION

- The tax charge of HK$504 million was HK$95 million higher than the previous year as a result of increased profit.

DIVIDENDS

- Dividends paid and proposed for the year are HK$2,191 million representing a dividend cover of 2.0 times.
- Dividends per share increased from HK¢48 to HK¢65.

ASSETS

- Total assets as at 31st December 2004 amounted to HK$75,284 million.
- During the year, additions to fixed assets were HK$4,329 million, comprising HK$4,244 million for aircraft and related equipment and HK$85 million for other equipment and properties.

BORROWINGS AND CAPITAL

- Borrowings decreased by 13.9% to HK$22,631 million compared with HK$26,297 million in 2003.
- Borrowings are mainly denominated in US dollar, Euro, Japanese yen and Sterling, and are fully repayable by 2018 with 58% at fixed rates of interest.
- Liquid funds, 73% of which are denominated in US dollar, decreased by 24.5% to HK$11,474 million.
- Net borrowings increased by 0.7% to HK$11,187 million.
- The Group's shareholders' funds increased by 5.8% to HK$32,855 million.
- Net debt/equity ratio decreased from 0.36 times to 0.34 times.

GROUP NET DEBT AND EQUITY


HK$ million
Times
36,000
30,000
24,000
18,000
12,000
6,000
0
0.6
0.5
0.4
0.3
0.2
0.1
0.0
00
01
02
03
04
Shareholders' funds
Net borrowings
Net debt/equity ratio

GROUP MATURITY PROFILE BY CURRENCY: BORROWINGS


HK$ million
6,000
5,000
4,000
3,000
2,000
1,000
0
EUR
GBP
HKD
JPY
USD
Others
Within 1 year
Between 1-2 years
Between 2-5 years
Over 5 years
Others include AUD, CAD, KRW, NZD, SGD and TWD.

FINANCIAL RISK MANAGEMENT POLICY

- In the normal course of business the Company is exposed to movements in foreign exchange rates, interest rates and jet fuel prices.
- These exposures are managed, sometimes with the use of derivative financial instruments, in accordance with policies approved by the Finance Committee.
- Derivative financial instruments are used solely for financial risk management purposes and the Company does not hold or issue derivative financial instruments for trading purposes.
- Derivative financial instruments which constitute a hedge do not expose the Company to market risk since any change in their market value will be offset by a compensating change in the market value of the asset, liability or transaction being hedged.
- Exposures to movements in foreign exchange rates, interest rates and jet fuel prices are regularly reviewed and positions are amended in compliance with policy guidelines.
- To manage credit risk, transactions are only carried out with financial institutions of high repute and all counterparties are subject to prescribed trading limits which are regularly reviewed. Risk exposures are monitored regularly by reference to market values.

MANAGEMENT OF CURRENCY EXPOSURES

- As an international airline, the Company's revenue streams are denominated in a number of foreign currencies resulting in exposure to fluctuations in foreign exchange rates.
- To manage this exposure, assets are, where possible, financed in those foreign currencies in which net operating surpluses are anticipated, thereby establishing a natural hedge. In addition, the Company uses currency derivatives to reduce anticipated foreign currency surpluses.
- The use of foreign currency borrowings and currency derivatives to hedge future operating revenues is a key component of the financial risk management process. Exchange differences realised on the repayment of financial commitments are effectively matched by the change in value of the foreign currency earnings used to make those repayments.

CATHAY PACIFIC: FUEL HEDGING



US cents per American gallon
American gallon in millon
120
100
80
60
40
20
50
40
30
20
10
0
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
Effective into wing fuel price
Volume hedged

GROUP INTEREST RATE PROFILE: BORROWINGS



%
100
80
60
40
20
0
00
01
02
03
04
Floating
Fixed

VALUE ADDED

The following table summarises the distribution of the Group's value added in 2003 and 2004.

	2004 HKSM	2003 HKSM
Total revenue	**39,065**	29,578
Less: Purchases of goods and services	**(21,281)**	(15,846)
Value added by the Group	**17,784**	13,732
Add: Income from investments	**106**	273
Share of profits of associated companies	**356**	151
Total value added available for distribution	**18,246**	14,156
Applied as follows:		
To employees		
- Salaries and other staff costs	**8,842**	8,035
To governments		
- Corporation taxes	**504**	409
To providers of capital		
- Dividends - paid	**674**	100
- proposed	**1,517**	1,515
- Minority interests	**99**	44
- Net finance charges	**583**	620
Retained for re-investment and future growth		
- Depreciation	**3,801**	3,745
- Profit/(loss) after dividends	**2,226**	(312)
Total value added	**18,246**	14,156

- The Group value added increased by HK$4,090 million mainly due to an increase in revenue.
- Dividends paid and proposed increased by HK$576 million while the amount retained for re-investment and future growth increased by HK$2,594 million.

NON-EXECUTIVE DIRECTORS

TURNBULL, David Muir #, aged 49, has been a Director of the Company since January 1994. He was appointed Managing Director in December 1996, Deputy Chairman and Chief Executive in July 1998 and Chairman in January 2005. He is also Chairman of John Swire & Sons (H.K.) Limited, Swire Pacific Limited and Hong Kong Aircraft Engineering Company Limited, and a Director of Swire Properties Limited and The Hongkong and Shanghai Banking Corporation Limited. He joined the Swire group in 1976 and in addition to Hong Kong has worked with the group in Australia, Dubai, Malaysia, Indonesia and the Philippines.

CUBBON, Martin #, aged 47, has been a Director of the Company since September 1998. He is also Finance Director of Swire Pacific Limited and a Director of John Swire & Sons (H.K.) Limited and Swire Properties Limited. He joined the Swire group in 1986.

FAN, Hung Ling Henry, aged 56, has been a Director of the Company since October 1992 except for the period from March to June 1996. He was appointed Deputy Chairman in January 1997. He is Managing Director of CITIC Pacific Limited.

HUGHES-HALLETT, James Wyndham John #+, aged 55, has been a Director of the Company since July 1998 and served as Chairman of the Board from June 1999 to December 2004. He is also Chairman of John Swire & Sons Limited and a Director of Swire Pacific Limited and Swire Properties Limited. He joined the Swire group in 1976 and in addition to Hong Kong has worked for the group in Japan, Taiwan and Australia.

MOORE, Vernon Francis *, aged 58, has been a Director of the Company since October 1992 except for the period from March to June 1996. He is Deputy Managing Director of CITIC Pacific Limited.

SWIRE, Sir Adrian Christopher #, aged 73, has been a Director of the Company since June 1965. He was Chairman of John Swire & Sons Limited from July 1987 to December 2004 except for the period from January 1998 to January 2002 and is now Honorary President of that company. He is also a Director of Swire Pacific Limited. He joined the Swire group in 1956.

YUEN, Lik Hang Raymond #, aged 59, has been a Director of the Company since September 1998. He is General Manager China Affairs of the Company and is also a Director of John Swire & Sons (H.K.) Limited and Hong Kong Dragon Airlines Limited. He joined the Swire group in 1982.

YUNG, Ming Jie Carl, aged 36, has been a Director of the Company since March 1997. He is an Executive Director of CITIC Pacific Limited and is also a Director of other companies concerned with infrastructure and industrial projects in the PRC. He joined CITIC Pacific Limited in 1993.

ZHANG, Xianlin, aged 51, has been a Director of the Company since August 1997. He is a Director of China National Aviation Corporation (Group) Limited and Hong Kong Dragon Airlines Limited.

INDEPENDENT NON-EXECUTIVE DIRECTORS

LEE, Ting Chang Peter +*, aged 51, has been a Director of the Company since May 2002. He is Chairman of Hysan Development Company Limited and is also a Director of Hang Seng Bank Limited and SCMP Group Limited.

OR, Ching Fai Raymond *, aged 55, has been a Director of the Company since February 2000. He is an Executive Director (with effect from 1st January 2005) of The Hongkong and Shanghai Banking Corporation Limited. He is a Director of Hang Seng Bank Limited and will become Vice-Chairman and Chief Executive in May 2005. He is Chairman of HSBC Insurance (Asia-Pacific) Holdings Limited, and a Director of Bank of Communications Limited, Esprit Holdings Limited, Hong Kong Interbank Clearing Limited and Hutchison Whampoa Limited.

SO, Chak Kwong Jack *, aged 59, has been a Director of the Company since September 2002. He is Deputy Chairman and Group Managing Director of PCCW Limited. He is also a Director of The Hongkong and Shanghai Banking Corporation Limited.

TUNG, Chee Chen +, aged 62, has been a Director of the Company since September 2002. He is Chairman of Orient Overseas (International) Limited.

EXECUTIVE DIRECTORS

ATKINSON, Robert Michael James #, aged 51, has been Finance Director of the Company since June 1997. He joined the Swire group in 1979 and in addition to Hong Kong has worked for the group in Japan, the United Kingdom and the United States.

CHEN, Nan Lok Philip #, aged 49, has been a Director of the Company since July 1998. He was appointed Deputy Managing Director in March 1997, Chief Operating Officer in July 1998 and Chief Executive in January 2005. He is also a Director of John Swire & Sons (H.K.) Limited. He joined the Swire group in 1977 and in addition to Hong Kong has worked with the group in Mainland China and the Asia Pacific region.

CRIDLAND, Derek George, aged 59, has been Engineering Director since April 1998. He joined the Company in 1982 and was previously employed by International Civil Aviation Organisation and British Airways. He is also a Director of Hong Kong Aircraft Engineering Company Limited and Hong Kong Aero Engine Services Limited.

TYLER, Antony Nigel #, aged 49, has been a Director of the Company since December 1996. He was appointed Director Corporate Development in December 1996 and Chief Operating Officer in January 2005. He is also a Director of John Swire & Sons (H.K.) Limited, Hong Kong Aircraft Engineering Company Limited and Hong Kong Dragon Airlines Limited. He joined the Swire group in 1977 and in addition to Hong Kong has worked with the group in Australia, the Philippines, Canada, Japan, Italy and the United Kingdom.

EXECUTIVE OFFICERS

BARRINGTON, William Edward James #, aged 45, has been Director Sales and Marketing since March 2000. He joined the Swire group in 1982.

CHAU, Siu Cheong William, aged 51, has been Director Personnel since May 2000. He joined the Swire group in 1973.

CHONG, Wai Yan Quince, aged 41, has been Director Service Delivery since July 2004. She joined the Swire group in 1998.

MATHISON, Ronald James #, aged 43, has been Director and General Manager Cargo since June 2004. He joined the Swire group in 1984.

NICOL, Edward Brian #, aged 51, has been Director Information Management since January 2003. He joined the Swire group in 1975.

RHODES, Nicholas Peter #, aged 46, has been Director Flight Operations since January 2003. He joined the Swire group in 1980.

TANG, Kin Wing Augustus, aged 46, has been Director Corporate Development since January 2005. He joined the Swire group in 1982.

SECRETARY

YU CHAN, Sau Mui Margaret #, aged 59, has been Company Secretary since September 2002. She joined the Swire group in 1978.

\# *Employees of the John Swire & Sons Limited group (except Sir Adrian Swire who ceased to be an employee from January 2005)*

\+ *Member of the Remuneration Committee*

* *Member of the Audit Committee*

We submit our report and the audited accounts for the year ended 31st December 2004 which are on pages 33 to 65.

ACTIVITIES

The Cathay Pacific Group (the "Group") is predominantly managed and controlled in Hong Kong. As well as operating scheduled airline services, the Group is engaged in other related areas including airline catering, aircraft handling and aircraft engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out. Details are set out in note 2 to the accounts.

Details of principal subsidiary companies, their main areas of operation and particulars of their issued capital, and details of principal associated companies are listed on pages 64 and 65.

ACCOUNTS

The profit of the Group for the year ended 31st December 2004 and the state of affairs of the Group and the Company at that date are set out in the accounts on pages 38 to 65.

DIVIDENDS

We recommend the payment of a final dividend of HK¢45 per share for the year ended 31st December 2004. Together with the interim dividend of HK¢20 per share paid on 4th October 2004, this makes a total dividend for the year of HK¢65 per share. This represents a total distribution for the year of HK$2,191 million. Subject to shareholders' approval of the final dividend at the Annual General Meeting on 11th May 2005, payment of the final dividend will be made on 2nd June 2005 to shareholders registered on 11th May 2005. The shareholders' register will be closed from 6th May 2005 to 11th May 2005, both dates inclusive.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in the statement of changes in equity on pages 42 and 43.

ACCOUNTING POLICIES

The principal accounting policies are set out on pages 33 to 37. A statement of the reasons for a departure from the standard financial reporting practices laid down by the Hong Kong Institute of Certified Public Accountants ("HKICPA") is set out in principal accounting policy 4.

DONATIONS

During the year, the Company and its subsidiary companies made charitable donations amounting to HK$6 million in direct payments and a further HK$8 million in the form of discounts on airline travel.

FIXED ASSETS

Movements of fixed assets are shown in note 9 to the accounts. Details of aircraft acquisitions are set out on pages 5 and 6.

BANK AND OTHER BORROWINGS

The net bank loans, overdrafts and other borrowings, including obligations under finance leases, of the Group and the Company are shown in notes 14 and 19 to the accounts.

SHARE CAPITAL

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2004, 3,370,215,348 shares were in issue (31st December 2003: 3,343,515,048 shares).

The Company adopted a share option scheme on 10th March 1999. During the year, 26,700,300 shares were issued under the scheme. Details of the scheme can be found in note 20 to the accounts.

COMMITMENTS AND CONTINGENCIES

The details of capital commitments and contingent liabilities of the Group and the Company as at 31st December 2004 are set out in note 28 to the accounts.

AGREEMENT FOR SERVICES

The Company had an agreement for services ("Old Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"). Pursuant to the Old Agreement, JSSHK provided advice and expertise of the directors and senior officers of the John Swire & Sons Limited ("Swire") group, full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK received annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The fees for each year were payable in cash in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimbursed the Swire group for all the expenses incurred in the provision of the services at cost.
The Old Agreement was terminated on 31st December 2004 and replaced by a new agreement ("New Agreement") signed on 1st December 2004 also with JSSHK.

The New Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

The terms of the New Agreement are substantially the same as those of the Old Agreement.
The Directors estimate that the maximum aggregate annual amount of the service fee and the costs reimbursed to the Swire group under the New Agreement (excluding those in respect of shared administrative services) will not exceed HK$279 million in the period up to 31st December 2007.

Swire is the holding company of Swire Pacific Limited which owns approximately 46% of the issued capital of the Company and JSSHK, a wholly owned subsidiary of Swire, is therefore a connected person of the Company under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The transactions under the New Agreement are continuing connected transactions under the Listing Rules, in respect of which an announcement dated 1st December 2004 was published by the Company.

As directors and employees of the Swire group, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett, David Turnbull, Tony Tyler and Raymond Yuen are interested in both the Old Agreement and the New Agreement. Sir Adrian Swire was interested as shareholder, director and employee of the Swire group but has ceased to be director and employee at the end of December 2004.

Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2004 are given in note 26 to the accounts.

SIGNIFICANT CONTRACTS

Contracts between the Company and Hong Kong Aircraft Engineering Company Limited ("HAECO") for the maintenance and overhaul of aircraft and related equipment accounted for approximately 3% of the airline's operating costs in 2004.
Like the Company, HAECO is an associated company of Swire Pacific Limited; all contracts have been concluded on normal commercial terms in the ordinary course of the business of both parties.

DISCLOSEABLE TRANSACTION

The Company acquired a 10% shareholding in Air China Limited on 15th December 2004 for an aggregate cash consideration of HK$2,811 million, of which HK$2,697 million was paid in December 2004 and HK$114 million in January 2005. This transaction constituted a discloseable transaction under the Listing Rules in respect of which an announcement has been published on 16th December 2004 and a circular sent to shareholders on 30th December 2004.

CONTINUING CONNECTED TRANSACTIONS

Pursuant to an agreement dated 17th October 2002 (the "DHL Services Agreement") with DHL International GmbH (formerly DHL International Limited) ("DHL"), AHK Air Hong Kong Limited ("AHK") has provided to DHL services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's door to door air express materials.

AHK, owned 60% by the Company and 40% by DHL via their respective wholly owned subsidiaries, is a subsidiary of the Company. DHL is therefore a connected person of the Company for the purpose of the Listing Rules and these transactions are continuing connected transactions in respect of which an announcement dated 17th October 2002 was published.

The fees payable by DHL to AHK under the DHL Services Agreement totalled HK$715 million for the year ended 31st December 2004.

The Stock Exchange has granted the Company a waiver from strict compliance with the disclosure requirements under the Listing Rules in relation to the agreements with DHL subject to certain conditions.

In accordance with these conditions, the independent non-executive Directors have reviewed the transactions and confirmed that they have been

(i) entered into by the Company and AHK in the usual and ordinary course of the Company's business;
(ii) conducted either on normal commercial terms or, where there are no sufficient comparables, on terms no more favourable to DHL than terms available to independent third parties; and
(iii) entered into on terms that are fair and reasonable insofar as the shareholders of the Company are concerned.

Furthermore, the Auditors of the Company have also reviewed these transactions and confirmed to the Board that:

(i) they have been approved by the Board of the Company;
(ii) they have been entered into in accordance with the terms of the DHL Services Agreement, as subsequently amended; and
(iii) the limit of 3% of the net tangible assets of the Group has not been exceeded.

MAJOR CUSTOMERS AND SUPPLIERS

7.3% of sales and 30.6% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 1.6% of sales were made to the Group's largest customer while 8.1% of purchases were made from the Group's largest supplier.

DIRECTORS

All the present Directors of the Company whose names are listed on pages 20 and 21 served throughout the year. The Company has received from each of its independent non-executive Directors an annual confirmation of his independence pursuant to Listing Rule 3.13 and the Company still considers all its independent non-executive Directors to be independent.

Article 93 of the Company's Articles of Association provides for all the Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith, James Hughes-Hallett, Martin Cubbon and Raymond Yuen retire this year and, being eligible, offer themselves for re-election. Sir Adrian Swire also retires in accordance with Article 93 but does not offer himself for re-election.

No Director has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Directors' fees paid to the independent non-executive Directors during the year totalled HK$1,190,000; they received no other emoluments from the Company or any of its subsidiaries.

DIRECTORS' INTERESTS

At 31st December 2004, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited :

	No. of shares	Percentage of issued capital
Philip Chen	9,000	0.00027
Derek Cridland	17,000	0.00051
Tony Tyler	5,000	0.00015
Raymond Yuen	9,000	0.00027

Other than as stated above, no Director or chief executive of Cathay Pacific Airways Limited had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares (including options) and debentures of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Pursuant to Rule 8.10 of the Listing Rules, Henry Fan, Tony Tyler, Raymond Yuen and Zhang Xianlin have disclosed that they are directors of Hong Kong Dragon Airlines Limited ("Dragonair"), which competes or is likely to compete, either directly or indirectly, with the businesses of the Company as it operates airline services to certain destinations which are also served by the Company.

SUBSTANTIAL SHAREHOLDERS

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 31st December 2004 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons, all being beneficial interests:

	No. of shares	Percentage of issued capital	Remarks
1. Swire Pacific Limited	1,540,046,246	46.14	
2. John Swire & Sons Limited	1,540,046,246	46.14)	Duplication of Swire Pacific Limited's holding (Note)
3. CITIC Pacific Limited	859,353,462	25.74	
4. Super Supreme Company Limited	787,753,462	23.60)	Duplication of CITIC Pacific Limited's holding
5. Custain Limited	214,851,154	6.44)	
6. Easerich Investments Inc.	191,922,273	5.75)	
7. Motive Link Holdings Inc.	189,057,762	5.66)	
8. Smooth Tone Investments Ltd.	191,922,273	5.75)	

Note: At 31st December 2004, the Swire group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.47% of the issued share capital and 52.86% of the voting rights.

PUBLIC FLOAT

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital are held by the public at all times.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as Auditors to the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board

David Turnbull
Chairman
Hong Kong, 9th March 2005

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules.

The Stock Exchange has promulgated a new Code on Corporate Governance Practices ("Code") which came into effect in January 2005. The Company has put in place corporate governance practices to meet all the provisions and most of the recommended best practices in the Code.

THE BOARD OF DIRECTORS

The Board is chaired by David Turnbull ("the Chairman"), who took over this role from James Hughes-Hallett on 1st January 2005. There are four executive Directors and 13 non-executive Directors, four of whom are independent. Names and other details of the Directors are given on pages 20 and 21 of this report. All Directors are able to take independent professional advice in furtherance of their duties if necessary. The independent non-executive Directors are high calibre executives with diversified industry expertise and serve the important function of providing adequate checks and balances for safeguarding the interests of shareholders and the Company as a whole.

To ensure a balance of power and authority, the role of the Chairman is separate from that of the Chief Executive ("CE"). The current CE is Philip Chen who took over from David Turnbull in January 2005. The Board regularly reviews its structure, size and composition to ensure its expertise and independence are maintained. It also identifies and nominates qualified individuals, who are expected to have such expertise to make a positive contribution to the performance of the Board, to be additional Directors or fill Board vacancies as and when they arise. A Director appointed by the Board to fill a casual vacancy is subject to election of shareholders at the first general meeting after his appointment and all Directors have to retire at the third annual general meeting following their election by ordinary resolution, but are eligible for re-election.

All Directors disclose to the Board on their first appointment their interests as director or otherwise in other companies or organisations and such declarations of interests are updated annually. When the Board considers any proposal or transaction in which a Director has a conflict of interest, he declares his interest and is required to abstain from voting.

The Board is accountable to the shareholders for leading the Company in a responsible and effective manner. It determines the overall strategies, monitors and controls operating and financial performance and sets appropriate policies to manage risks in pursuit of the Company's strategic objectives. It is also responsible for presenting a balanced, clear and understandable assessment of the financial and other information contained in the Company's accounts, announcements and other disclosures required under the Listing Rules or other statutory requirements. Day to day management of the Company's business is delegated to the CE. Matters reserved for the Board are those affecting the Company's overall strategic policies, finances and shareholders. These include: financial statements, dividend policy, significant changes in accounting policy, the annual operating budgets, material contracts, major financing arrangements, major investments, risk management strategy and treasury policies. The functions of the Board and the powers delegated to the CE are reviewed periodically to ensure that they remain appropriate. The Board meets six times a year. The average attendance rate of the Directors for the year was 86%. The Board has established the following committees: the Board Safety Review Committee, the Executive Committee, the Finance Committee, the Remuneration Committee and the Audit Committee, the latter two with the participation of independent non-executive Directors.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has laid down a code of conduct ("the Securities Code") regarding directors' securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules. A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the board meeting to approve the Company's half-year result and annual result, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published.

Under the Securities Code, Directors of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

All the Directors of the Company have confirmed that they have complied with the required standard set out in the Securities Code.

Directors' interests as at 31st December 2004 in the shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) are set out on page 25. In addition, of the executive officers, only Ronald Mathison holds 7,000 shares in the Company.

BOARD SAFETY REVIEW COMMITTEE

The Board Safety Review Committee reviews and reports to the Board on safety and environmental issues. It meets three times a year and comprises three executive Directors, the CE, Tony Tyler and Derek Cridland, two non-executive Directors, Vernon Moore and Jack So, two executive officers, Nick Rhodes and Quince Chong and the General Manager Flying, Captain Andrew Maddox. It is chaired by the immediate past Director Flight Operations, Ken Barley.

EXECUTIVE COMMITTEE

The Executive Committee is chaired by the CE and comprises two executive Directors, Tony Tyler and Robert Atkinson, two non-executive Directors, Henry Fan and Vernon Moore and one executive officer, Augustus Tang. It meets monthly and is responsible to the Board for overseeing and setting the strategic direction of the Company.

MANAGEMENT COMMITTEE

The Management Committee meets once a month and comprises all four executive Directors and seven executive officers. The members are Tony Tyler, Robert Atkinson, Derek Cridland, James Barrington, William Chau, Quince Chong, Ronald Mathison, Edward Nicol, Nick Rhodes and Augustus Tang. It is chaired by the CE and is responsible to the Board for overseeing the day to day operation of the Company.

FINANCE COMMITTEE

The Finance Committee meets monthly to review the financial position of the Company and is responsible for establishing the financial risk management policy. It is chaired by the CE and comprises two executive Directors, Tony Tyler and Robert Atkinson, one non-executive Director, Martin Cubbon, one executive officer, Augustus

Tang, the General Manager Corporate Finance, Keith Fung, and an independent representative from the financial community. Reports on its decisions and recommendations are presented at Board meetings.

REMUNERATION COMMITTEE

The Remuneration Committee comprises two independent non-executive Directors, Peter Lee and Tung Chee Chen, and is chaired by the Company's immediate past Chairman, James Hughes-Hallett who is also a non-executive Director. The Committee held one meeting in 2004 with 100% attendance.

Under the Services Agreement between the Company and JSSHK, which has been considered in detail and approved by the Directors of the Board who are not connected with the Swire group, staff at various levels, including executive Directors, are seconded to the Company. Those staff report to and take instructions from the Board of the Company but remain employees of the Swire.

In order to be able to attract and retain international staff of suitable calibre, the Swire group provides a competitive remuneration package. This comprises salary, housing, provident fund, leave passage and education allowances and, after three years' service, a bonus related to the profit of the overall Swire group. The provision of housing affords ease of relocation either within Hong Kong or elsewhere in accordance with the needs of the business and as part of the training process whereby managers gain practical experience in various businesses within the Swire group, and payment of bonuses on a group-wide basis enables postings to be made to group companies with very different profitability profiles. Whilst bonuses are calculated by reference to the profits of the Swire group overall, a significant part of such profits are usually derived from the Company.

Although the remuneration of these executives is not entirely linked to the profits of the Company, it is considered that, given the volatility of the aviation business, this has contributed considerably to the maintenance of a stable, motivated and high-calibre senior management team in the Company. Furthermore, as a substantial shareholder of the Company, it is in the best interest of Swire to see that executives of high quality are seconded to and retained within the Company.

A number of Directors and senior staff with specialist skills are employed directly by the Company on similar terms.

This policy and the levels of remuneration paid to executive Directors of the Company were reviewed by the Remuneration Committee. At its meeting in December, the Remuneration Committee considered a report prepared for it by independent consultants, Mercer Human Resource Consulting Limited, which confirmed that the remuneration of the Company's executive Directors was in line with comparators in peer group companies. The Committee approved individual Directors' remuneration packages to be paid in respect of 2005.

No Director takes part in any discussion about his own remuneration. Fees of non-executive Directors, which are determined by the Board in consideration of the complexity of the business and the responsibility involved, are as follows (per annum):

Director's fee	HK$160,000
Fee for serving on Audit Committee	HK$150,000
Fee for serving on Remuneration Committee	HK$50,000

AUDIT COMMITTEE

The Audit Committee is responsible to the Board and consists of four non-executive Directors, three of whom are independent. The members are Vernon Moore, Peter Lee and Jack So. It is chaired by an independent non-executive Director, Raymond Or.

The Committee held three meetings during 2004 with 92% attendance. At these meetings, it reviewed the completeness, accuracy and fairness of the Company's reports and accounts and provided assurance to the Board that these comply with accounting standards, stock exchange and legal requirements. The Committee also reviewed the adequacy and effectiveness of the internal control and risk management systems. It reviewed the work done by the internal and external auditors, the relevant fees and terms, results of audits performed by the external auditors and appropriate actions required on significant control weaknesses. The external auditors, the Finance Director and the Internal Audit Manager also attended these meetings.

EXPENDITURE CONTROL COMMITTEE

The Expenditure Control Committee meets monthly to evaluate and approve capital expenditure. It is chaired by one executive Director, Tony Tyler and comprises the Finance Director, Robert Atkinson and one executive officer, Augustus Tang.

INTERNAL CONTROL AND INTERNAL AUDIT

The internal control system has been designed to safeguard corporate assets, maintaining proper accounting records and ensure transactions are executed in accordance with management's authorisation. The system comprises a well-established organisational structure and comprehensive policies and standards.

The Internal Audit Department provides an independent review of the adequacy and effectiveness of the internal control system. The audit plan, which is prepared based on risk assessment methodology, is discussed and agreed every year with the Audit Committee. In addition to its agreed annual schedule of work, the Department conducts other special reviews as required. The Internal Audit Manager has direct access to the Audit Committee. Audit reports are sent to the Chief Operating Officer, the Finance Director, external auditors and the relevant management of the auditee department. A summary of major audit findings is reported quarterly to the Board and reviewed by the Audit Committee. As a key criteria of assessing the effectiveness of the internal control system, the Board and the Committee actively monitor the number and seriousness of findings raised by the Internal Audit Department and also the corrective actions taken by relevant departments.

Detailed control guidelines have been set and made available to all employees of the Company regarding handling and dissemination of corporate data which is price sensitive.

Systems and procedures are in place to identify, control and report on major risks, including business, safety, legal, financial, environmental and reputational risks. Exposures to these risks are monitored by the Board with the assistance of various committees and senior management.

The Board is responsible for the system of internal control and for reviewing its effectiveness. For the year under review, the Board considered that the Company's internal control system is adequate and effective and the Company has complied with the provisions on internal control of the Code on Corporate Governance Practices of the Listing Rules.

EXTERNAL AUDITORS

The external auditors are primarily responsible for auditing and reporting on the annual financial statements. In 2004 the total remuneration paid to the external auditors was HK$8 million, being HK$6 million for audit and HK$2 million for tax advice.

AIRLINE SAFETY REVIEW COMMITTEE

The Airline Safety Review Committee meets monthly to review the Company's exposure to operational risk. It reviews the work of the Cabin Safety Review Committee, the Operational Ramp Safety Committee and the Engineering Mandatory Occurrence Report Meeting. It is chaired by the Head of Corporate Safety and comprises Directors and senior management of all operational departments as well as senior management from the ground handling company, Hong Kong Airport Services Limited, and the aircraft maintenance company, HAECO.

ARTICLES OF ASSOCIATION

At the Annual General Meeting held on 12th May 2004, the shareholders had passed a special resolution to amend the Company's Articles of Association for the following main purposes:

(i) to reflect the amendments to the Listing Rules in early 2002 which permit a listed company to issue corporate communications to its members and other securities holders in either the English language only, the Chinese language only or both the English language and the Chinese language in accordance with the wishes of its members and other securities holders provided that the listed company has made adequate arrangements to ascertain the wishes of its members and other securities holders;

(ii) to reflect the amendments to Appendix 3 to the Listing Rules which came into effect on 31st March 2004 (which Appendix stipulates certain provisions as being required to be included in the articles of association of listed companies); and

(iii) to enable Directors to hold meetings by telephone or any communication equipment or electronic means and to incorporate minor drafting improvements.

INVESTOR RELATIONS

The Company continues to enhance relationships and communication with its investors. Extensive information about the Company's performance and activities is provided in the Annual Report and the Interim Report which are sent to shareholders. Regular dialogue with institutional investors and analysts is in place to keep them abreast of the Company's development. Inquiries from investors are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting to discuss matters relating to the Company. Any inquiries from shareholders can be addressed to the Corporate Communication Department whose contact details are given on page 72.

In order to promote effective communication, the Company maintains its website at www.cathaypacific.com on which financial and other information relating to the Company and its business are disclosed.

Shareholders may request an extraordinary general meeting to be convened in accordance with Section 113 of the Companies Ordinance.

To the shareholders of Cathay Pacific Airways Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 33 to 65 which have been prepared in accordance with accounting principles generally accepted in Hong Kong, save as explained in accounting policy 4 on pages 34 and 35.

RESPECTIVE RESPONSIBILITIES OF *DIRECTORS AND AUDITORS*

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Group and of the Company as at 31st December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 9th March 2005

1. BASIS OF ACCOUNTING

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Hong Kong Accounting Standards ("HKAS"), Hong Kong Financial Reporting Standards ("HKFRS"), Statements of Standard Accounting Practice ("HK SSAP") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") with the exception of the recognition of certain exchange differences as explained in accounting policy 4 below. These accounts also comply with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The measurement basis used is historical cost modified by the revaluation of investments as explained in accounting policies 8, 10 and 13 below.

HKICPA has issued new and revised standards (HKAS and HKFRS) which are effective for accounting periods beginning on or after 1st January 2005. The Group has decided not to early adopt these new standards in its financial statements for the year ended 31st December 2004 except for HKAS 24 "Related Party Disclosures". The Group is in the process of making an assessment on the impact of the new standards and has so far concluded that the adoption of them will not have a significant impact on its results of operations and financial position. The Group will continue with the assessment of the impact of the other new standards and significant changes may be identified as a result.

2. BASIS OF CONSOLIDATION

The consolidated accounts incorporate the accounts of the Company and its subsidiary companies made up to 31st December together with the Group's share of the results and net assets of its associated companies. Subsidiary companies are those entities in which the Group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiary companies are included in the consolidated profit and loss account and the share attributable to minority interests is deducted from consolidated profit after tax. Where interests have been bought or sold during the year only those results relating to the period of ownership are included in the accounts.

Goodwill arising on consolidation represents the excess of the cost of subsidiary and associated companies over the fair value of the Group's share of the net assets at the date of acquisition. Goodwill arising on consolidation is recognised as an intangible asset and amortised on a straight line basis over its estimated useful economic life, not exceeding a period of 20 years.

The carrying amount of goodwill is reviewed annually and is written down if any impairment arises. On disposal of a subsidiary or associated company, the unamortised goodwill is included in the calculation of any gain or loss.

Minority interests in the consolidated balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies.

2. BASIS OF CONSOLIDATION *(continued)*

In the Company's balance sheet investments in subsidiary companies are stated at cost less any impairment loss recognised. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

3. ASSOCIATED COMPANIES

Associated companies are those companies, not being subsidiary companies, in which the Group holds a substantial long-term interest in the equity share capital and over which the Group is in a position to exercise significant management influence.

The consolidated profit and loss account includes the Group's share of results of associated companies as reported in their accounts made up to 31st December. In the consolidated balance sheet investments in associated companies represent the Group's share of net assets and loans to those companies.

In the Company's balance sheet, investments in associated companies are stated at cost less any impairment loss recognised and loans to those companies.

4. FOREIGN CURRENCIES

Foreign currency transactions entered into during the year are translated into Hong Kong dollars at the market rates ruling at the relevant transaction dates whilst the following items are translated at the rates ruling at the balance sheet date:

(i) foreign currency denominated monetary assets and liabilities (including currency derivatives).

(ii) the balance sheets of foreign subsidiary and associated companies.

Exchange differences arising on the translation of foreign currencies into Hong Kong dollars are reflected in the profit and loss account except that:

(i) to reduce exposure to exchange rate fluctuations on future operating cash flows, borrowings and leasing obligations are arranged in foreign currencies such that repayment can be met by anticipated operating cash flows. In addition currency derivatives are used to hedge anticipated cash flows. Any unrealised exchange differences on these borrowings, leasing obligations, currency derivatives and on related security deposits are recognised directly in equity via the Statement of Changes in Equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss.

This accounting treatment is supported by that element of International Financial Reporting Standards ("IFRS") which deals with accounting for hedge transactions. HKAS 39 "Financial Instruments: Recognition and Measurement", which is the same as the equivalent IFRS, became effective on 1st January 2005 and replaced HK SSAP 11 which required all such exchange differences be charged to the profit and loss account immediately. Note 21 to the accounts sets out the effect had HK SSAP 11 been adopted. The Directors consider that the immediate recognition of all such exchange fluctuations in the profit and loss account could materially distort year on year results and have concluded that the adopted treatment gives a true and fair view of the financial position, financial performance and cash flow of the Group.

(ii) unrealised differences on net investments in foreign subsidiary and associated companies (including intra-Group balances of an equity nature) and related long-term liabilities are taken directly to reserves.

5. FIXED ASSETS AND DEPRECIATION

Fixed assets are stated at cost less accumulated depreciation and impairment.

Depreciation of fixed assets is calculated on a straight line basis to write down cost over anticipated useful lives to estimated residual value as follows:

Passenger aircraft	over 20 years to residual value of between 0% to 10% of cost
Freighter aircraft	over 20-27 years to residual value of between 0% to 20% of cost
Other equipment	over 3-7 years to nil residual value
Leasehold land and buildings	over the period of the lease to nil residual value

Major modifications to aircraft and reconfiguration costs are capitalised as part of aircraft cost and are depreciated over periods of up to 10 years.

The depreciation policy and the carrying amount of fixed assets are reviewed annually taking into consideration factors such as changes in fleet composition, current and forecast market values and technical factors which affect the life expectancy of the assets. Any impairment in value is recognised by writing down the carrying amount to estimated recoverable amount which is the higher of the value in use (the present value of future cash flows) and the net selling price.

6. LEASED ASSETS

Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if they had been purchased outright at fair market value and the corresponding liabilities to the lessor, net of interest charges, are included as obligations under finance leases.

Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases.

Operating lease payments and income are charged and credited respectively to the profit and loss account on a straight line basis over the life of the related lease.

7. INTANGIBLE ASSETS

Intangible assets comprise goodwill and expenditure on computer system development. The accounting policy for goodwill is outlined in accounting policy 2 on page 33.

Expenditure on computer system development which gives rise to economic benefits is capitalised as part of intangible assets and is amortised on a straight line basis over its useful life not exceeding a period of four years.

8. INVESTMENTS

Long-term investments are stated at fair value and any change in fair value is recognised in the investment revaluation reserve. On disposal or if there is evidence that the investment is impaired, the cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

9. DEFEASANCE OF LONG-TERM LIABILITIES

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

10. RETIREMENT BENEFITS

Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs.

The retirement benefit obligation in respect of defined benefit retirement plans refers to the obligation less the fair value of plan assets where the obligation is calculated by estimating the present value of the expected future payments required to settle the benefit that employees have earned using the projected unit credit method. Actuarial gains and losses are not recognised unless their cumulative amounts exceeds either 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets whichever is greater. The amount exceeding this corridor is recognised on a straight line basis over the expected average remaining working lives of the employees participating in the plans.

11. DEFERRED TAXATION

Provision for deferred tax is made on all temporary differences.

Deferred tax assets relating to unused tax losses and deductible temporary differences are recognised to the extent that it is probable that future taxable profits will be available against which these unused tax losses and deductible temporary differences can be utilised.

In addition, where initial cash benefits have been received in respect of certain lease arrangements, provision is made for the future obligation to make tax payments.

12. STOCK

Stock held for consumption is valued either at cost or weighted average cost less any applicable allowance for obsolescence. Stock held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

13. FUNDS WITH INVESTMENT MANAGERS AND OTHER LIQUID INVESTMENTS

Funds with investment managers and other liquid investments are valued on a mark to market basis and any gain or loss arising from the revaluation is taken to the profit and loss account.

Cash deposits and notes placed in respect of certain leasing and financing arrangements are stated at cost while other investments purchased to meet future leasing obligation repayments are stated at amortised cost.

14. REVENUE RECOGNITION

Passenger and cargo sales are recognised as revenue when the transportation service is provided. The value of unflown passenger and cargo sales is recorded as unearned transportation revenue. Income from catering and other services is recognised when the services are rendered.

15. FUEL PRICE DERIVATIVES

Fuel derivatives are used to reduce exposure to fluctuating fuel prices. Gains and losses on these instruments are recognised upon contract expiry as a component of fuel expense during the period the related fuel is used.

16. MAINTENANCE AND OVERHAUL COSTS

Replacement spares and labour costs for maintenance and overhaul of aircraft are charged to the profit and loss account on consumption and as incurred respectively.

17. FREQUENT-FLYER PROGRAMME

The Company operates a frequent-flyer programme called Asia Miles ("the programme"). The incremental cost of providing awards in exchange for redemption of miles earned by members is accrued as an operating cost and a liability after allowing for miles which are not expected to be redeemed. As members redeem their miles the liability is reduced to reflect the reduction in the outstanding obligation.

The Company sells miles to participating partners in the programme. In the past, revenue earned from selling miles was recognised immediately. That portion of revenue earned from miles sold which is expected to be redeemed on Cathay Pacific's flights is now deferred and amortised to the profit and loss account over the expected redemption period. As a result of this change, the retained earnings as at 1st January 2004 and the attributable profit to shareholders in 2004 are reduced by HK$250 million and HK$58 million respectively. Comparative figures have not been restated as the impact is immaterial.

18. RELATED PARTIES

Related parties were previously considered to be related to the Group if the Group had the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party were subject to common control or common significant influence. Related parties may be individuals or entities. With the introduction of HKAS 24, parties that are subject to significant influence by shareholders of Cathay Pacific are no longer defined as related parties. Comparatives have been restated to comply with this new definition.

Consolidated Profit and Loss Account

for the year ended 31st December 2004

	Note	**2004 HK$M**	2003 HK$M	**2004 US$M**	2003 US$M
Turnover					
Passenger services		**26,407**	18,663	**3,386**	2,393
Cargo services		**11,395**	9,913	**1,461**	1,271
Catering and other services		**1,263**	1,002	**162**	128
Total turnover	*2*	**39,065**	29,578	**5,009**	3,792
Expenses					
Staff		**(8,842)**	(8,035)	**(1,134)**	(1,030)
Route		**(6,890)**	(5,416)	**(883)**	(695)
Fuel		**(7,836)**	(5,236)	**(1,005)**	(671)
Aircraft maintenance		**(3,784)**	(2,856)	**(485)**	(366)
Depreciation and operating leases		**(5,170)**	(4,860)	**(663)**	(623)
Commissions		**(529)**	(400)	**(68)**	(51)
Others		**(767)**	(550)	**(98)**	(71)
Operating expenses		**(33,818)**	(27,353)	**(4,336)**	(3,507)
Operating profit	*3*	**5,247**	2,225	**673**	285
Finance charges		**(1,628)**	(1,807)	**(209)**	(231)
Finance income		**1,045**	1,187	**134**	152
Net finance charges	*4*	**(583)**	(620)	**(75)**	(79)
Share of profits of associated companies	*12*	**356**	151	**46**	19
Profit before tax		**5,020**	1,756	**644**	225
Taxation	*5*	**(504)**	(409)	**(65)**	(52)
Profit after tax		**4,516**	1,347	**579**	173
Minority interests		**(99)**	(44)	**(13)**	(6)
Profit attributable to shareholders	*6*	**4,417**	1,303	**566**	167
Dividends					
Interim – paid	*7*	**674**	100	**86**	13
Final – proposed	*7*	**1,517**	572	**194**	73
Special – paid	*7*	**–**	943	**–**	121
		2,191	1,615	**280**	207
Earnings per share					
Basic	*8*	**131.4¢**	39.0¢	**16.8¢**	5.0¢
Diluted	*8*	**130.7¢**	38.8¢	**16.8¢**	5.0¢
Dividend per share	*7*	**65.0¢**	48.0¢	**8.3¢**	6.2¢

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 44 to 65 form part of these accounts.

Consolidated Balance Sheet

at 31st December 2004

	Note	2004 HK$M	2003 HK$M	2004 US$M	2003 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	9	**51,808**	51,357	**6,642**	6,584
Intangible assets	10	**348**	405	**45**	52
Investments in associated companies	12	**1,743**	1,661	**223**	213
Other long-term receivables and investments	13	**4,076**	1,263	**523**	162
		57,975	54,686	**7,433**	7,011
Long-term liabilities		**(27,698)**	(33,022)	**(3,551)**	(4,234)
Related pledged security deposits		**10,036**	11,604	**1,287**	1,488
Net long-term liabilities	14	**(17,662)**	(21,418)	**(2,264)**	(2,746)
Retirement benefit obligations	15	**(102)**	(181)	**(13)**	(23)
Deferred taxation	16	**(7,280)**	(7,762)	**(934)**	(995)
		(25,044)	(29,361)	**(3,211)**	(3,764)
Net non-current assets		**32,931**	25,325	**4,222**	3,247
Current assets and liabilities					
Stock		**524**	398	**67**	51
Trade and other receivables	17	**5,311**	4,753	**681**	609
Liquid funds	18	**11,474**	15,200	**1,471**	1,949
		17,309	20,351	**2,219**	2,609
Current portion of long-term liabilities		**(7,096)**	(6,754)	**(910)**	(866)
Related pledged security deposits		**2,127**	1,875	**273**	240
Net current portion of long-term liabilities	14	**(4,969)**	(4,879)	**(637)**	(626)
Trade and other payables	19	**(7,163)**	(5,543)	**(919)**	(711)
Unearned transportation revenue		**(3,622)**	(2,839)	**(464)**	(364)
Taxation		**(1,497)**	(1,259)	**(192)**	(161)
		(17,251)	(14,520)	**(2,212)**	(1,862)
Net current assets		**58**	5,831	**7**	747
Total assets less current and non-current liabilities		**32,989**	31,156	**4,229**	3,994
Minority interests		**(134)**	(104)	**(17)**	(13)
Net assets		**32,855**	31,052	**4,212**	3,981
CAPITAL AND RESERVES					
Share capital	20	**674**	669	**86**	86
Reserves	21	**32,181**	30,383	**4,126**	3,895
Shareholders' funds		**32,855**	31,052	**4,212**	3,981

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 44 to 65 form part of these accounts.

David Turnbull
Director

Henry Fan
Director

Hong Kong, 9th March 2005

at 31st December 2004

	Note	2004 HK$M	2003 HK$M	2004 US$M	2003 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	*9*	**41,701**	43,588	**5,346**	5,588
Intangible assets	*10*	**172**	211	**22**	27
Investments in subsidiary companies	*11*	**13,108**	13,766	**1,680**	1,765
Investments in associated companies	*12*	**61**	76	**8**	10
Other long-term receivables and investments	*13*	**3,890**	1,094	**499**	140
		58,932	58,735	**7,555**	7,530
Long-term liabilities		**(26,040)**	(31,793)	**(3,338)**	(4,076)
Related pledged security deposits		**3,575**	4,251	**458**	545
Net long-term liabilities	*14*	**(22,465)**	(27,542)	**(2,880)**	(3,531)
Retirement benefit obligations	*15*	**(166)**	(224)	**(21)**	(29)
Deferred taxation	*16*	**(7,113)**	(7,617)	**(912)**	(976)
		(29,744)	(35,383)	**(3,813)**	(4,536)
Net non-current assets		**29,188**	23,352	**3,742**	2,994
Current assets and liabilities					
Stock		**509**	387	**65**	50
Trade and other receivables	*17*	**5,038**	4,532	**646**	581
Liquid funds	*18*	**3,244**	6,476	**416**	830
		8,791	11,395	**1,127**	1,461
Current portion of long-term liabilities		**(6,327)**	(6,337)	**(811)**	(812)
Related pledged security deposits		**769**	564	**98**	72
Net current portion of long-term liabilities	*14*	**(5,558)**	(5,773)	**(713)**	(740)
Trade and other payables	*19*	**(7,021)**	(5,634)	**(900)**	(723)
Unearned transportation revenue		**(3,622)**	(2,839)	**(464)**	(364)
Taxation		**(1,457)**	(1,233)	**(187)**	(158)
		(17,658)	(15,479)	**(2,264)**	(1,985)
Net current liabilities		**(8,867)**	(4,084)	**(1,137)**	(524)
Net assets		**20,321**	19,268	**2,605**	2,470
CAPITAL AND RESERVES					
Share capital	*20*	**674**	669	**86**	86
Reserves	*21*	**19,647**	18,599	**2,519**	2,384
Shareholders' funds		**20,321**	19,268	**2,605**	2,470

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 44 to 65 form part of these accounts.

David Turnbull
Director

Henry Fan
Director

Hong Kong, 9th March 2005

Consolidated Cash Flow Statement

for the year ended 31st December 2004

	Note	2004 HK$M	2003 HK$M	2004 US$M	2003 US$M
Operating activities					
Cash generated from operations	22	**10,595**	6,370	**1,359**	817
Dividends received from associated companies		**122**	187	**16**	24
Interest received		**59**	49	**8**	6
Net interest paid		**(786)**	(928)	**(101)**	(119)
Tax paid		**(785)**	(815)	**(101)**	(104)
Net cash inflow from operating activities		**9,205**	4,863	**1,181**	624
Investing activities					
Net decrease in liquid funds other than cash and cash equivalents		**884**	757	**113**	98
Receipts from capital reduction, loan and disposal of subsidiary and associated companies		**69**	11	**9**	1
Sales of fixed assets		**54**	27	**7**	3
Payments for fixed and intangible assets		**(4,064)**	(5,147)	**(521)**	(660)
Net (increase)/decrease in long-term receivables and investments		**(2,692)**	84	**(345)**	11
Net cash outflow from investing activities		**(5,749)**	(4,268)	**(737)**	(547)
Financing activities					
New financing		**1,746**	6,765	**224**	867
Shares issued		**199**	56	**25**	7
Net cash benefit from financing arrangements		**51**	735	**7**	94
Loan and finance lease repayments		**(6,247)**	(4,995)	**(801)**	(640)
Security deposits placed		**(94)**	(70)	**(12)**	(9)
Dividends paid – to shareholders		**(2,189)**	(1,035)	**(281)**	(133)
– to minority interests		**(69)**	(20)	**(9)**	(3)
Net cash (outflow)/inflow from financing activities		**(6,603)**	1,436	**(847)**	183
(Decrease)/increase in cash and cash equivalents		**(3,147)**	2,031	**(403)**	260
Cash and cash equivalents at 1st January		**5,649**	3,422	**724**	439
Effect of exchange differences		**155**	196	**20**	25
Cash and cash equivalents at 31st December	23	**2,657**	5,649	**341**	724

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 44 to 65 form part of these accounts.

Consolidated Statement of Changes in Equity

for the year ended 31st December 2004

			Non-distributable					
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Other reserves HK$M	Total HK$M
At 1st January 2004	**669**	**23,518**	**7,261**	**21**	**354**	**(770)**	**(1)**	**31,052**
Prior year adjustment on Asia Miles	**–**	**(250)**	**–**	**–**	**–**	**–**	**–**	**(250)**
As restated	**669**	**23,268**	**7,261**	**21**	**354**	**(770)**	**(1)**	**30,802**
Exchange differences on cash flow hedges								
– recognised during the year	**–**	**–**	**–**	**–**	**–**	**(966)**	**–**	**(966)**
– deferred tax recognised	**–**	**–**	**–**	**–**	**–**	**68**	**–**	**68**
– transferred to profit for the year	**–**	**–**	**–**	**–**	**–**	**383**	**–**	**383**
Revaluation surplus recognised during the year	**–**	**–**	**–**	**–**	**139**	**–**	**–**	**139**
Exchange differences	**–**	**–**	**–**	**–**	**–**	**–**	**15**	**15**
Net loss not recognised in the profit and loss account	**–**	**–**	**–**	**–**	**139**	**(515)**	**15**	**(361)**
Profit attributable to shareholders	**–**	**4,417**	**–**	**–**	**–**	**–**	**–**	**4,417**
2003 final dividends	**–**	**(1,515)**	**–**	**–**	**–**	**–**	**–**	**(1,515)**
2004 interim dividend	**–**	**(674)**	**–**	**–**	**–**	**–**	**–**	**(674)**
Capital reserve written back on disposal of an associate	**–**	**–**	**–**	**–**	**–**	**–**	**(13)**	**(13)**
Share options exercised								
– premium received	**–**	**–**	**194**	**–**	**–**	**–**	**–**	**194**
– share capital issued	**5**	**–**	**–**	**–**	**–**	**–**	**–**	**5**
At 31st December 2004	**674**	**25,496**	**7,455**	**21**	**493**	**(1,285)**	**1**	**32,855**
At 1st January 2003	667	23,250	7,207	21	412	559	(1)	32,115
Exchange differences on cash flow hedges								
– recognised during the year	–	–	–	–	–	(1,330)	–	(1,330)
– deferred tax recognised	–	–	–	–	–	90	–	90
– transferred to profit for the year	–	–	–	–	–	(89)	–	(89)
Revaluation deficit recognised during the year	–	–	–	–	(58)	–	–	(58)
Net loss not recognised in the profit and loss account	–	–	–	–	(58)	(1,329)	–	(1,387)
Profit attributable to shareholders	–	1,303	–	–	–	–	–	1,303
2002 final dividend	–	(935)	–	–	–	–	–	(935)
2003 interim dividend	–	(100)	–	–	–	–	–	(100)
Share options exercised								
– premium received	–	–	54	–	–	–	–	54
– share capital issued	2	–	–	–	–	–	–	2
At 31st December 2003	669	23,518	7,261	21	354	(770)	(1)	31,052

The notes on pages 44 to 65 form part of these accounts.

for the year ended 31st December 2004

	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Non-distributable: Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 1st January 2004	**669**	**11,781**	**7,261**	**21**	**349**	**(813)**	**19,268**
Prior year adjustment on Asia Miles	**–**	**(250)**	**–**	**–**	**–**	**–**	**(250)**
As restated	**669**	**11,531**	**7,261**	**21**	**349**	**(813)**	**19,018**
Exchange differences on cash flow hedges							
– recognised during the year	**–**	**–**	**–**	**–**	**–**	**(1,058)**	**(1,058)**
– deferred tax recognised	**–**	**–**	**–**	**–**	**–**	**68**	**68**
– transferred to profit for the year	**–**	**–**	**–**	**–**	**–**	**382**	**382**
Revaluation surplus recognised during the year	**–**	**–**	**–**	**–**	**120**	**–**	**120**
Net loss not recognised in the profit and loss account	**–**	**–**	**–**	**–**	**120**	**(608)**	**(488)**
Profit for the year	**–**	**3,781**	**–**	**–**	**–**	**–**	**3,781**
2003 final dividends	**–**	**(1,515)**	**–**	**–**	**–**	**–**	**(1,515)**
2004 interim dividend	**–**	**(674)**	**–**	**–**	**–**	**–**	**(674)**
Share options exercised							
– premium received	**–**	**–**	**194**	**–**	**–**	**–**	**194**
– share capital issued	**5**	**–**	**–**	**–**	**–**	**–**	**5**
At 31st December 2004	**674**	**13,123**	**7,455**	**21**	**469**	**(1,421)**	**20,321**
At 1st January 2003	667	11,998	7,207	21	430	697	21,020
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	(1,504)	(1,504)
– deferred tax recognised	–	–	–	–	–	90	90
– transferred to profit for the year	–	–	–	–	–	(96)	(96)
Revaluation deficit recognised during the year	–	–	–	–	(81)	–	(81)
Net loss not recognised in the profit and loss account	–	–	–	–	(81)	(1,510)	(1,591)
Profit for the year	–	818	–	–	–	–	818
2002 final dividend	–	(935)	–	–	–	–	(935)
2003 interim dividend	–	(100)	–	–	–	–	(100)
Share options exercised							
– premium received	–	–	54	–	–	–	54
– share capital issued	2	–	–	–	–	–	2
At 31st December 2003	669	11,781	7,261	21	349	(813)	19,268

The notes on pages 44 to 65 form part of these accounts.

1. NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES

The Group is predominantly managed and controlled in Hong Kong. As well as operating scheduled airline services, the Group is engaged in other related areas including airline catering, aircraft handling and engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out.

2. TURNOVER

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

(a) Primary reporting by geographical segment

	2004 HK$M	2003 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**14,854**	12,022
– Japan, Korea and Taiwan	**6,961**	5,208
South West Pacific and South Africa	**3,010**	2,125
Europe	**4,770**	3,551
South East Asia and Middle East	**4,452**	3,395
North America	**5,018**	3,277
	39,065	29,578

South West Pacific and South Africa includes Australia, New Zealand and Southern Africa. Europe includes Continental Europe, United Kingdom, Scandinavia, Russia, Baltic and Turkey. South East Asia and Middle East includes Singapore, Indonesia, Malaysia, Thailand, the Philippines, Vietnam, Indian sub-continent and Middle East. North America includes U.S.A., Canada and Latin America.

Analysis of turnover and profit by geographical segment:

The analysis of turnover by origin of sale is derived by allocating revenue to the area in which the sale was made. Management considers that it is not meaningful to allocate cost on this basis and accordingly segment results are not disclosed.

Analysis of net assets by geographical segment:

The major revenue earning asset is the aircraft fleet which is registered in Hong Kong and is employed across its worldwide route network. Management considers that there is no suitable basis for allocating such assets and related liabilities to geographical segments. Accordingly, segment assets, segment liabilities and other segment information is not disclosed.

(b) Secondary reporting by business segment

	2004 HK$M	2003 HK$M
Revenue – external sales		
– Passenger services	**26,407**	18,663
– Cargo services	**11,395**	9,913
	37,802	28,576
Unallocated revenue		
– Catering and other services	**1,263**	1,002
	39,065	29,578

2. TURNOVER *(continued)*

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment:

The major revenue earning asset is the aircraft fleet which is jointly used by the passenger services and cargo services segments. Management considers it is not appropriate to allocate such assets between the two segments as there is no suitable basis for so doing. Accordingly, analysis of net assets by business segment is not disclosed.

3. OPERATING PROFIT

	2004 HK$M	2003 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	**1,855**	1,930
– Owned	**1,946**	1,815
Amortisation of intangible assets	**84**	110
Operating lease rentals		
– Land and buildings	**326**	324
– Aircraft and related equipment	**948**	675
– Others	**34**	19
Operating lease income		
– Aircraft and related equipment	**(23)**	(13)
Cost of stock expensed	**1,224**	933
Exchange differences	**(199)**	(244)
Auditors' remuneration	**6**	6
Income from unlisted investments	**(103)**	(267)
Income from listed investments	**(3)**	(6)

4. NET FINANCE CHARGES

	2004 HK$M	2003 HK$M
Net interest charges comprise:		
– Obligations under finance leases	**1,522**	1,678
– Interest income on related security deposits, notes and bonds	**(837)**	(966)
	685	712
– Bank loans and overdrafts	**92**	112
– Interest income on related security deposits	**–**	(4)
	92	108
– Other loans wholly repayable within five years	**8**	3
– Other loans not wholly repayable within five years	**6**	14
	791	837
Income from liquid funds:		
– Funds with investment managers	**(97)**	(106)
– Bank deposits and investments	**(111)**	(111)
	(208)	(217)
	583	620

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. TAXATION

	2004 HK$M	2003 HK$M
The Company and its subsidiary companies:		
Current tax expenses		
– Hong Kong profits tax	**55**	50
– Overseas tax	**276**	248
– Under provisions for prior years	**24**	84
Deferred tax		
– Origination and reversal of temporary differences	**91**	(62)
– Increase in tax rate	**–**	64
	446	384
Associated companies:		
– Hong Kong profits tax	**40**	16
– Overseas tax	**18**	9
	504	409

Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2004 HK$M	2003 HK$M
Consolidated profit before tax	**5,020**	1,756
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2003: 17.5%)	**(879)**	(307)
Expenses not deductible for tax purposes	**(156)**	(143)
Tax provisions under provided in prior years	**(24)**	(84)
Unused tax losses not recognised	**–**	(137)
Effect on opening deferred tax balances resulting from a change in tax rate	**–**	(64)
Effect of different tax rates in overseas jurisdictions	**418**	246
Tax losses recognised	**63**	–
Income not subject to tax	**74**	80
Tax charge	**(504)**	(409)

Further information on deferred tax is shown in note 16 to the accounts.

6. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the profit attributable to the shareholders, a profit of HK$3,781 million (2003: HK$818 million) has been dealt with in the accounts of the Company.

7. DIVIDENDS

	2004 HK$M	2003 HK$M
2004 interim dividend paid on 4th October 2004 of HK¢20 per share (2003: HK¢3 per share)	**674**	100
2004 final dividend proposed on 9th March 2005 of HK¢45 per share (2003: HK¢17 per share)	**1,517**	572
2003 special dividend paid on 2nd June 2004 of HK¢28 per share	**–**	943
	2,191	1,615

8. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$4,417 million (2003: HK$1,303 million) by the daily weighted average number of shares in issue throughout the year of 3,362 million (2003: 3,338 million) shares and 3,379 million (2003: 3,357 million) shares respectively with the latter adjusted for the effects of the share options.

	2004 Million	2003 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,362**	3,338
Deemed issue of ordinary shares for no consideration	**17**	19
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,379**	3,357

9. FIXED ASSETS

	Aircraft and related equipment		Other equipment		Properties	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	Owned HK$M	Total HK$M
Group						
Cost						
At 1st January 2004	**24,760**	**44,109**	**2,328**	**547**	**6,292**	**78,036**
Exchange differences	**2**	**–**	**3**	**–**	**5**	**10**
Additions	**3,798**	**446**	**84**	**–**	**1**	**4,329**
Disposals	**(377)**	**–**	**(111)**	**–**	**(9)**	**(497)**
Transfers	**1,374**	**(1,374)**	**–**	**–**	**–**	**–**
At 31st December 2004	**29,557**	**43,181**	**2,304**	**547**	**6,289**	**81,878**
Accumulated depreciation						
At 1st January 2004	**11,591**	**12,055**	**1,517**	**234**	**1,282**	**26,679**
Exchange differences	**–**	**–**	**2**	**–**	**2**	**4**
Charge for the year	**1,600**	**1,831**	**147**	**24**	**199**	**3,801**
Disposals	**(302)**	**–**	**(110)**	**–**	**(2)**	**(414)**
Transfers	**944**	**(944)**	**–**	**–**	**–**	**–**
At 31st December 2004	**13,833**	**12,942**	**1,556**	**258**	**1,481**	**30,070**
Net book value						
At 31st December 2004	**15,724**	**30,239**	**748**	**289**	**4,808**	**51,808**
At 1st January 2004	**13,169**	**32,054**	**811**	**313**	**5,010**	**51,357**
Company						
Cost						
At 1st January 2004	**19,054**	**46,007**	**850**	**547**	**408**	**66,866**
Additions	**1,641**	**–**	**45**	**–**	**–**	**1,686**
Disposals	**(224)**	**–**	**(108)**	**–**	**(9)**	**(341)**
Transfers	**1,769**	**(1,769)**	**–**	**–**	**–**	**–**
At 31st December 2004	**22,240**	**44,238**	**787**	**547**	**399**	**68,211**
Accumulated depreciation						
At 1st January 2004	**9,232**	**12,774**	**718**	**234**	**320**	**23,278**
Charge for the year	**1,468**	**1,918**	**57**	**24**	**23**	**3,490**
Disposals	**(149)**	**–**	**(107)**	**–**	**(2)**	**(258)**
Transfers	**944**	**(944)**	**–**	**–**	**–**	**–**
At 31st December 2004	**11,495**	**13,748**	**668**	**258**	**341**	**26,510**
Net book value						
At 31st December 2004	**10,745**	**30,490**	**119**	**289**	**58**	**41,701**
At 1st January 2004	**9,822**	**33,233**	**132**	**313**	**88**	**43,588**

9. FIXED ASSETS *(continued)*

(a) Finance leased assets

Certain aircraft are subject to leases with purchase options to be exercised at the end of the respective leases. The remaining lease terms range from 1 to 13 years. Some of the rent payments are on a floating basis which are generally linked to market rates of interest. All leases permit subleasing rights subject to appropriate consent from lessors. Early repayment penalties would be payable on some of the leases should they be terminated prior to their specified expiry dates.

(b) Operating leased assets

Certain aircraft, properties and other equipment are under operating leases.

Under the operating lease arrangements for aircraft, the lease rentals are fixed and subleasing is not allowed. At 31st December 2004, three B747-400s (2003: two), four A340-300s (2003: four) and three A340-600s (2003: three), all with purchase options, held under operating leases were not capitalised. The estimated capitalised value of these leases being the present value of the aggregate future lease payments is HK$1,315 million (2003: HK$1,585 million).

Operating leases for properties and other equipment are normally set with fixed rental payments with options to renew the leases upon expiry at new terms.

The future minimum lease payments payable under operating leases committed as at 31st December 2004 for each of the following periods are as follows:

	2004 HK$M	2003 HK$M
Aircraft and related equipment:		
– within one year	**1,144**	740
– after one year but within five years	**1,883**	1,460
– after five years	**389**	–
	3,416	2,200
Properties and other equipment:		
– within one year	**261**	255
– after one year but within five years	**418**	470
– after five years	**175**	204
	854	929
	4,270	3,129

(c) Advance payments are made to manufacturers for aircraft and related equipment to be delivered in future years. Advance payments included in owned aircraft and related equipment amounted to HK$2,698 million (2003: HK$1,813 million) for the Group and HK$197 million (2003: HK$136 million) for the Company. No depreciation is provided on these advance payments.

(d) Security, including charges over the assets concerned and relevant insurance policies, is provided to the leasing companies or other parties that provide the underlying finance.

(e) Properties held at 31st December 2004 included land held under medium-term leases in Hong Kong with a net book value of HK$1,549 million (2003: HK$1,586 million).

10. INTANGIBLE ASSETS

	Group			Company
	Goodwill HK$M	Computer systems HK$M	Total HK$M	Computer systems HK$M
Cost				
At 1st January 2004	**362**	**665**	**1,027**	**642**
Additions	**–**	**27**	**27**	**27**
Disposals	**(4)**	**(52)**	**(56)**	**(52)**
At 31st December 2004	**358**	**640**	**998**	**617**
Accumulated amortisation				
At 1st January 2004	**169**	**453**	**622**	**431**
Charge for the year	**17**	**67**	**84**	**66**
Disposals	**(4)**	**(52)**	**(56)**	**(52)**
At 31st December 2004	**182**	**468**	**650**	**445**
Net book value				
At 31st December 2004	**176**	**172**	**348**	**172**
At 1st January 2004	**193**	**212**	**405**	**211**

11. SUBSIDIARY COMPANIES

	Company	
	2004 HK$M	2003 HK$M
Unlisted shares at cost	**214**	214
Net amounts due (to)/from subsidiary companies		
– Loan accounts	**(6,318)**	(10,679)
– Current accounts	**530**	2,176
Other investments	**18,682**	22,055
	13,108	13,766

Principal subsidiary companies are listed on page 64.

12. ASSOCIATED COMPANIES

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Hong Kong listed shares at cost (Market value: HK$1,913 million, 2003: HK$2,100 million)	**–**	–	**52**	52
Unlisted shares at cost	**–**	–	**26**	38
Share of net assets				
– listed in Hong Kong	**863**	829	**–**	–
– unlisted	**773**	726	**–**	–
	1,636	1,555	**78**	90
Less: Provision	**–**	–	**(17)**	(17)
Loans to associated companies	**107**	106	**–**	3
	1,743	1,661	**61**	76
Share of profits of associated companies				
– listed	**140**	113	**–**	–
– unlisted	**216**	38	**–**	–
	356	151	**–**	–
Dividends received and receivable from associated companies	**122**	187	**97**	157

Principal associated companies are listed on page 65.

13. OTHER LONG-TERM RECEIVABLES AND INVESTMENTS

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Staff housing loans and other receivables	**403**	443	**395**	433
Investments at fair value				
– listed in Hong Kong	**2,891**	157	**2,715**	–
– listed outside Hong Kong	**51**	51	**49**	49
– unlisted	**731**	612	**731**	612
	4,076	1,263	**3,890**	1,094

14. LONG-TERM LIABILITIES

	Note	2004 Current HK$M	2004 Non-current HK$M	2003 Current HK$M	2003 Non-current HK$M
Group					
Long-term loans	*(a)*	**1,229**	**2,765**	1,983	4,387
Obligations under finance leases	*(b)*	**3,740**	**14,897**	2,896	17,031
		4,969	**17,662**	4,879	21,418
Company					
Long-term loans	*(a)*	**478**	**1,514**	2,052	3,115
Obligations under finance leases	*(b)*	**5,080**	**20,951**	3,721	24,427
		5,558	**22,465**	5,773	27,542

(a) Long-term loans

	Group 2004 HK$M	Group 2003 HK$M	Company 2004 HK$M	Company 2003 HK$M
Bank loans				
– secured	**2,328**	3,304	**673**	1,931
– unsecured	**894**	2,784	**894**	2,784
Other loans				
– secured	**425**	452	**425**	452
– unsecured	**347**	372	**–**	–
	3,994	6,912	**1,992**	5,167
Security deposits	**–**	(542)	**–**	–
Amount due within one year included under current liabilities	**(1,229)**	(1,983)	**(478)**	(2,052)
	2,765	4,387	**1,514**	3,115
Repayable as follows:				
Bank loans				
– within one year	**846**	2,465	**409**	1,992
– after one year but within two years	**1,376**	893	**1,137**	510
– after two years but within five years	**528**	2,474	**11**	2,199
– after five years	**472**	256	**10**	14
	3,222	6,088	**1,567**	4,715
Other loans				
– within one year	**383**	60	**69**	60
– after one year but within two years	**74**	393	**74**	64
– after two years but within five years	**266**	263	**233**	220
– after five years	**49**	108	**49**	108
	772	824	**425**	452
Security deposits	**–**	(542)	**–**	–
Amount due within one year included under current liabilities	**(1,229)**	(1,983)	**(478)**	(2,052)
	2,765	4,387	**1,514**	3,115

14. LONG-TERM LIABILITIES *(continued)*

(a) Long-term loans *(continued)*

Borrowings other than bank loans are repayable on various dates up to 2010 at interest rates between 0% and 7% per annum while bank loans are repayable up to 2018.

Long-term loans and other liabilities of the Group and the Company not wholly repayable within five years amounted to HK$999 million and HK$279 million respectively (2003: HK$954 million and HK$483 million).

As at 31st December 2004, the Group and the Company had long-term liabilities which were defeased by funds and other investments totalling HK$23,234 million (2003: HK$28,000 million). Accordingly, these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

(b) Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2005 to 2017. The future payments under these finance leases are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Within one year	**6,899**	5,328	**6,826**	5,350
After one year but within two years	**3,892**	6,679	**4,212**	6,690
After two years but within five years	**9,498**	10,598	**11,162**	11,916
After five years	**19,015**	19,874	**19,679**	22,315
Total future payments	**39,304**	42,479	**41,879**	46,271
Interest charges relating to future periods	**(8,504)**	(9,615)	**(11,504)**	(13,308)
Present value of future payments	**30,800**	32,864	**30,375**	32,963
Security deposits, notes and zero coupon bonds	**(12,163)**	(12,937)	**(4,344)**	(4,815)
Amounts due within one year included under current liabilities	**(3,740)**	(2,896)	**(5,080)**	(3,721)
	14,897	17,031	**20,951**	24,427

The present value of future payments is repayable as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Within one year	**5,867**	4,229	**5,849**	4,285
After one year but within two years	**3,054**	5,609	**3,426**	5,688
After two years but within five years	**7,405**	8,125	**9,050**	9,359
After five years	**14,474**	14,901	**12,050**	13,631
	30,800	32,864	**30,375**	32,963

As at 31st December 2004, the Group and the Company had obligations under finance leases which were defeased by funds and other investments amounting to HK$8,735 million and HK$1,556 million respectively (2003: HK$8,186 million and HK$1,554 million). Accordingly these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

15. RETIREMENT BENEFITS

The Group operates various defined benefit and defined contribution retirement schemes for its employees in Hong Kong and in certain overseas locations. The assets of these schemes are held in funds administered by independent trustees. The retirement schemes in Hong Kong are registered under and comply with the Occupational Retirement Schemes Ordinance and the Mandatory Provident Fund Schemes Ordinance ("MPFSO"). Most of the employees engaged outside Hong Kong are covered by appropriate local arrangements.

The Group operates the following principal schemes:

(a) Defined benefit retirement schemes

The Swire Group Retirement Benefit Scheme ("SGRBS") in Hong Kong, in which the Company and Cathay Pacific Catering Services (H.K.) Limited ("CPCS") are participating employers, provides resignation and retirement benefits to its members, which include the Company's cabin attendants who joined before September 1996 and other locally engaged employees who joined before June 1997, upon their cessation of service. The Company and CPCS meet the full cost of all benefits due by SGRBS to their employee members who are not required to contribute to the scheme.

Staff employed by the Company in Hong Kong on expatriate terms before April 1993 were eligible to join another scheme, the Cathay Pacific Airways Limited Retirement Scheme ("CPALRS"). Both members and the Company contribute to CPALRS.

The latest actuarial valuation of CPALRS was completed by a qualified actuary, Watson Wyatt Hong Kong Limited ("Wyatt"), as at 31st December 2004 using the projected unit credit method. Wyatt completed their most recent actuarial valuation of the portion of SGRBS funds specifically designated for the Company's employees as at 31st December 2003. The figures for SGRBS disclosed as at 31st December 2004 were provided by Cannon Trustees Limited, the administration manager. The Group's obligations are 96% (2003: 96%) covered by the plan assets held by the trustees.

	2004		2003	
	SGRBS	**CPALRS**	SGRBS	CPALRS
The principal actuarial assumptions are:				
Discount rate used	**3.75%**	**2.75%**	5%	4%
Expected return on plan assets	**6%**	**6%**	6%	6%
Future salary increases	**2-5%**	**2-5%**	2-5%	2-5%

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Net liability recognised in the balance sheet:				
Present value of funded obligations	**7,227**	6,326	**6,825**	5,938
Fair value of plan assets	**(6,933)**	(6,061)	**(6,415)**	(5,609)
	294	265	**410**	329
Net unrecognised actuarial losses	**(192)**	(84)	**(244)**	(105)
	102	181	**166**	224

15. RETIREMENT BENEFITS *(continued)*

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Movements in net retirement benefit liability comprise:				
At 1st January	**181**	346	**224**	368
Movements for the year				
– Net expenses recognised in the profit and loss account	**380**	450	**373**	432
– Contributions paid	**(459)**	(615)	**(431)**	(576)
At 31st December	**102**	181	**166**	224

	2004	2003
	HK$M	HK$M
Net expenses recognised in the Group profit and loss account:		
Current service cost	**454**	409
Interest on obligations	**287**	272
Expected return on plan assets	**(361)**	(273)
Actuarial loss recognised	**–**	42
Total included in staff costs	**380**	450
Actual return on plan assets	**845**	1,257

The difference between the fair value of the schemes' assets and the present value of the accrued past services liabilities at the date of an actuarial valuation is taken into consideration when determining future funding levels in order to ensure that the schemes will be able to meet liabilities as they become due. The contributions are calculated based upon funding recommendations arising from actuarial valuations.

(b) Defined contribution retirement schemes

Staff employed by the Company in Hong Kong on expatriate terms are eligible to join a defined contribution retirement scheme, the CPA Provident Fund 1993. All staff employed in Hong Kong are eligible to join the CPA Provident Fund.

Under the terms of these schemes, other than the Company contribution, staff may elect to contribute from 0% to 10% of the monthly salary. During the year, the benefits forfeited in accordance with the schemes' rules amounted to HK$11 million (2003: HK$9 million) which have been applied towards the contributions payable by the Company.

A mandatory provident fund ("MPF") scheme was established under the MPFSO in December 2000. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Contributions to defined contribution retirement schemes charged to the Group profit and loss account are HK$351 million (2003: HK$320 million).

16. DEFERRED TAXATION

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Deferred tax assets:				
– Retirement benefits	**(23)**	(45)	**(34)**	(45)
– Provisions	**(15)**	(8)	**(14)**	(12)
– Tax losses	**(125)**	–	**(43)**	–
– Cash flow hedges	**(158)**	(90)	**(158)**	(90)
Deferred tax liabilities on accelerated tax depreciation	**949**	748	**710**	607
Provision in respect of certain lease arrangements	**6,652**	7,157	**6,652**	7,157
	7,280	7,762	**7,113**	7,617

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Movements in deferred taxation comprise:				
At 1st January	**7,762**	7,614	**7,617**	7,484
Movements for the year				
– transfer from profit and loss account				
– deferred tax expenses (note 5)	**91**	2	**69**	(13)
– operating expenses	**163**	551	**163**	551
– transferred to cash flow hedge reserve	**(68)**	(90)	**(68)**	(90)
– accelerated transfer to current taxation	**–**	(223)	**–**	(223)
– initial cash benefit from lease arrangements	**–**	503	**–**	503
Current portion of provision in respect of certain lease arrangements included under current liabilities – taxation	**(668)**	(595)	**(668)**	(595)
At 31st December	**7,280**	7,762	**7,113**	7,617

The Group has certain tax losses which do not expire under current tax legislation, a deferred tax asset has been recognised to the extent that recoverability is considered probable.

The provision in respect of certain lease arrangements equates to payments which are expected to be made during the years 2006 to 2014 (2003: 2005 to 2014) as follows:

	2004	2003
	HK$M	HK$M
After one year but within five years	**4,548**	4,381
After five years but within ten years	**2,104**	2,312
After ten years	**–**	464
	6,652	7,157

17. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Trade debtors	**3,151**	2,861	**2,999**	2,728
Other receivables and prepayments	**2,149**	1,882	**2,039**	1,804
Due from associated companies	**11**	10	**–**	–
	5,311	4,753	**5,038**	4,532

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Analysis of trade debtors by age:				
Current	**3,108**	2,737	**2,979**	2,627
One to three months overdue	**37**	64	**20**	45
More than three months overdue	**6**	60	**–**	56
	3,151	2,861	**2,999**	2,728

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

18. LIQUID FUNDS

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Short-term deposits and bank balances	**2,687**	5,663	**2,023**	5,257
Short-term deposits maturing beyond three months when placed	**691**	482	**676**	472
Funds with investment managers				
– debt securities listed outside Hong Kong	**6,035**	6,665	**–**	–
– bank deposits	**208**	275	**–**	–
Other liquid investments				
– debt securities listed outside Hong Kong	**54**	256	**–**	202
– bank deposits	**1,799**	1,859	**545**	545
	11,474	15,200	**3,244**	6,476

Included in other liquid investments are bank deposits of HK$1,799 million (2003: HK$1,859 million) and debt securities of HK$54 million (2003: HK$256 million) which are pledged as part of long-term financing arrangements. The arrangements provide that these deposits and debt securities must be maintained at specified levels for the duration of the financing.

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Trade creditors	**2,447**	2,051	**2,252**	1,926
Other payables	**4,308**	3,216	**4,391**	3,438
Due to associated companies	**265**	197	**258**	194
Due to other related companies	**113**	65	**113**	65
Bank overdrafts – unsecured	**30**	14	**7**	11
	7,163	5,543	**7,021**	5,634

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Analysis of trade creditors by age:				
Current	**1,956**	1,582	**1,779**	1,473
One to three months overdue	**396**	367	**382**	362
More than three months overdue	**95**	102	**91**	91
	2,447	2,051	**2,252**	1,926

20. SHARE CAPITAL

	2004		2003	
	Number of shares	**HK$M**	Number of shares	HK$M
Authorised (HK$0.20 each)	**3,900,000,000**	**780**	3,900,000,000	780
Issued and fully paid (HK$0.20 each)				
At 1st January	**3,343,515,048**	**669**	3,336,007,848	667
Share options exercised	**26,700,300**	**5**	7,507,200	2
At 31st December	**3,370,215,348**	**674**	3,343,515,048	669

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each in acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The maximum number of shares available for issue under the Scheme is 10% of the issued share capital of the Company. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

Upon exercise of share options, equity is increased by the number of options exercised at the exercise price.

20. SHARE CAPITAL *(continued)*

	2004 Number of shares	2003 Number of shares
Movements in options outstanding comprise:		
At 1st January	**53,194,800**	60,883,000
Options exercised	**(26,700,300)**	(7,507,200)
Options lapsed	**–**	(181,000)
At 31st December	**26,494,500**	53,194,800
Options vested at 31st December	**26,494,500**	24,361,300

No option was granted under the Scheme during the year.

	2004	2003
Details of share options exercised during the year:		
Exercise date	**6/1/04-31/12/04**	14/1/03-30/12/03
Proceeds received (HK$)	**199,451,241**	56,078,784
Weighted average closing share price immediately before the exercise date (HK$)	**15.07**	12.95

21. RESERVES

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Retained profit	**25,496**	23,518	**13,123**	11,781
Share premium	**7,455**	7,261	**7,455**	7,261
Capital redemption reserve	**21**	21	**21**	21
Investment revaluation reserve	**493**	354	**469**	349
Cash flow hedge reserve	**(1,285)**	(770)	**(1,421)**	(813)
Other reserves	**1**	(1)	**–**	–
	32,181	30,383	**19,647**	18,599

Included in retained profit is an amount of HK$1,319 million (2003: HK$1,137 million) relating to retained profit attributable to associated companies.

Investment revaluation reserve relates to changes in the fair value of long-term investments.

Cash flow hedge reserve relates to exchange differences on borrowings, lease obligations, currency derivatives and related security deposits which are arranged in foreign currencies such that repayments can be met by anticipated operating cash flows.

Exchange differences recorded in the Group's cash flow hedge reserve are expected to be credited/(charged) to operating profit as noted on page 59 based on exchange rates ruling at 31st December 2004.

21. RESERVES *(continued)*

	1st half HK$M	2nd half HK$M	Total HK$M
2005	**37**	**(277)**	**(240)**
2006	**(147)**	**(137)**	**(284)**
2007	**(77)**	**(79)**	**(156)**
2008	**(88)**	**(64)**	**(152)**
2009	**(131)**	**(42)**	**(173)**
Beyond 2009			**(280)**
			(1,285)

Had HK SSAP 11 been adopted, there would have been no financial impact on the Group's assets, liabilities and cash flows. A HK$1,285 million deficit (2003: HK$770 million deficit) would have been included in retained profit rather than the cash flow hedge reserve and the effect on profit attributable to shareholders and earnings per share would be:

	2004 HK$M	2003 HK$M
Profit attributable to shareholders	**4,417**	1,303
HK SSAP 11 adjustment	**(515)**	(1,329)
Adjusted profit/(loss) with adoption of HK SSAP 11	**3,902**	(26)
Adjusted earnings/(loss) per share with adoption of HK SSAP 11	**116.1¢**	(0.8)¢
Earnings per share	**131.4¢**	39.0¢

22. RECONCILIATION OF OPERATING PROFIT TO CASH GENERATED FROM OPERATIONS

	2004 HK$M	2003 HK$M
Operating profit	**5,247**	2,225
Depreciation	**3,801**	3,745
Amortisation of intangible assets	**84**	110
Loss on disposal of fixed assets and intangible assets	**29**	38
Loss on disposal of associated companies	**17**	–
Currency adjustments and other items not involving cash flows	**420**	240
(Increase)/decrease in stock	**(126)**	32
Increase in trade debtors, other receivables and prepayments	**(557)**	(460)
Increase/(decrease) in net amounts due to related and associated companies	**115**	(22)
Increase in trade creditors and other payables	**1,488**	288
Increase in unearned transportation revenue	**783**	321
Non-operating movements in debtors and creditors	**(706)**	(147)
Cash generated from operations	**10,595**	6,370

23. ANALYSIS OF CASH AND CASH EQUIVALENTS

	2004 HK$M	2003 HK$M
Short-term deposits and bank balances	**2,687**	5,663
Bank overdrafts	**(30)**	(14)
	2,657	5,649

24. DIRECTORS' AND EXECUTIVE OFFICERS' REMUNERATION

(a) Directors' remuneration disclosed pursuant to the Listing Rules is as follows:

	Cash			Non-cash			
	Basic salary/ Directors' fee* HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	Total HK$'000
Non-Executive Directors							
David Turnbull	4,224	3,053	126	1,124	882	1,893	11,302
Martin Cubbon	–	–	–	–	–	–	–
Henry Fan	160*	–	–	–	–	–	160
James Hughes-Hallett	–	–	–	–	–	–	–
Vernon Moore	310*	–	–	–	–	–	310
Sir Adrian Swire	–	–	–	–	–	–	–
Raymond Yuen	780	585	544	83	–	–	1,992
Carl Yung	160*	–	–	–	–	–	160
Zhang Xianlin	160*	–	–	–	–	–	160
Independent Non-Executive Directors							
Peter Lee	360*	–	–	–	–	–	360
Raymond Or	310*	–	–	–	–	–	310
Jack So	310*	–	–	–	–	–	310
Tung Chee Chen	210*	–	–	–	–	–	210
Executive Directors							
Robert Atkinson	1,638	989	320	436	548	1,963	5,894
Philip Chen	3,300	3,288	2,248	350	–	–	9,186
Derek Cridland	1,752	1,368	318	12	–	985	4,435
Tony Tyler	2,400	1,505	294	638	640	2,186	7,663
2004 Total	**16,074**	**10,788**	**3,850**	**2,643**	**2,070**	**7,027**	**42,452**
2003 Total	12,666	9,295	3,099	3,074	1,871	7,454	37,459

For Directors employed by the Swire group, the remuneration disclosed represents the amount charged to the Company. Bonus is related to services for 2003 but paid and charged to the Company in 2004. Allowances and benefits of Philip Chen and Raymond Yuen include housing allowances of HK$2,160,000 and HK$300,000 respectively.

24. DIRECTORS' AND EXECUTIVE OFFICERS' REMUNERATION *(continued)*

(b) Executive Officers' remuneration disclosed as recommended by the Listing Rules is as follows:

	Cash			Non-cash			
	Basic salary HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	Total HK$'000
James Barrington	1,246	605	242	331	436	1,281	4,141
William Chau	1,321	1,010	600	238	–	–	3,169
Quince Chong (from July 2004)	612	303	300	61	–	–	1,276
Ronald Mathison (from June 2004)	590	216	141	157	216	554	1,874
Edward Nicol	1,348	911	406	359	545	1,713	5,282
Nick Rhodes	1,310	829	536	349	473	1,341	4,838
Augustus Tang	1,573	1,202	600	283	–	–	3,658
Robert Cutler (up to July 2004)	925	589	377	246	345	1,271	3,753
2004 Total	**8,925**	**5,665**	**3,202**	**2,024**	**2,015**	**6,160**	**27,991**
2003 Total	7,952	4,912	3,254	2,430	1,852	6,739	27,139

Bonus disclosed is related to services for 2003 and paid in 2004.

25. EMPLOYEE INFORMATION

(a) The five highest paid individuals of the Company included four Directors (2003: four) and one Executive Officer (2003: one), whose emoluments are set out in note 24 above.

(b) The table below sets out the number of individuals, including those who have retired or resigned during the year, in each employment category whose total remuneration for the year fell into the following ranges:

	2004			2003		
HK$'000	**Director**	**Flight staff**	**Other Staff**	Director	Flight Staff	Other staff
0 – 1,000	**11**	**6,719**	**7,124**	13	6,415	7,064
1,001 – 1,500	**–**	**388**	**185**	–	420	189
1,501 – 2,000	**1**	**398**	**59**	–	334	85
2,001 – 2,500	**–**	**130**	**19**	–	120	16
2,501 – 3,000	**–**	**173**	**9**	–	164	11
3,001 – 3,500	**–**	**133**	**9**	–	138	3
3,501 – 4,000	**–**	**36**	**4**	–	44	6
4,001 – 4,500	**1**	**4**	**3**	1	6	2
4,501 – 5,000	**–**	**3**	**1**	–	3	–
5,001 – 5,500	**–**	**–**	**2**	–	–	1
5,501 – 6,000	**1**	**–**	**–**	1	–	–
6,001 – 6,500	**–**	**–**	**–**	–	–	1
7,001 – 7,500	**–**	**–**	**–**	1	–	–
7,501 – 8,000	**1**	**–**	**–**	–	–	–
8,501 – 9,000	**–**	**–**	**–**	1	–	–
9,001 – 9,500	**1**	**–**	**–**	–	–	–
10,501 – 11,000	**–**	**–**	**–**	1	–	–
11,001 – 11,500	**1**	**–**	**–**	–	–	–
	17	**7,984**	**7,415**	18	7,644	7,378

26. RELATED PARTY TRANSACTIONS

(a) Material transactions between the Group and associated companies and other related parties which were carried out in the normal course of business on commercial terms are summarised below:

	2004		2003	
	Associated companies HK$M	**Other related parties HK$M**	Associated companies HK$M	Other related parties HK$M
Turnover	**92**	**–**	70	–
Aircraft maintenance costs	**886**	**–**	782	–
Route operating costs	**227**	**–**	164	–
Dividends received	**(122)**	**–**	(187)	–
Fixed assets purchase	**31**	**–**	22	–

(b) Other transactions with related parties

(i) The Company had an agreement for services ("Old Agreement") with JSSHK. Under the Old Agreement, the Company paid fees and reimbursed costs to JSSHK in exchange for services provided. Service fees calculated at 2.5% of the Group's profit before tax, results of associated companies, minority interests, and any profits and losses on disposal of fixed assets were paid annually. The Old Agreement was terminated on 31st December 2004 and was replaced by the New Agreement which took effect from 1st January 2005. Service fees paid for the year ended 31st December 2004 were HK$124 million (2003: HK$42 million) and expenses of HK$115 million (2003: HK$105 million) were reimbursed at cost; in addition, HK$51 million (2003: HK$50 million) in respect of shared administrative services were reimbursed.

Transactions under the Old Agreement are not connected transactions or continuing connected transactions which gave rise to any disclosure or other obligations under Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 23.

(ii) The Company received agency commission and service fees from Dragonair. Service fees were received in respect of computer support, engineering, station and ground services provided to Dragonair. All these transactions were conducted in the ordinary course of business and on normal commercial terms. A total of HK$180 million was received from Dragonair for these transactions in 2004 (2003: HK$202 million). Dragonair is also a partner of the Asia Miles frequent-flyer programme.

(c) Amounts due to and due from associated companies and other related companies at 31st December 2004 are disclosed in notes 17 and 19 to the accounts. These balances arising in the normal course of business are non-interest bearing and have no fixed repayment terms.

(d) Guarantees given by the Company in respect of bank loan facilities held by an associated company at 31st December 2004 are disclosed in note 28 to the accounts.

(e) There were no material transactions with Directors and Executive Officers except for those relating to shareholdings (Directors' Report and Corporate Governance). Remuneration of Directors and Executive Officers is disclosed in note 24 to the accounts.

27. WAIVER FROM COMPLIANCE WITH LISTING RULES

The Stock Exchange has granted to the Company a waiver from full compliance with the provisions of Chapter 14 of the Listing Rules, which relates to notifiable transactions, in relation to the acquisition or disposal of aircraft. As a result of the waiver, instead of the normal tests under Chapter 14, the test for the Company will be made by reference to Available Tonne Kilometres ("ATKs"). The test will be a calculation based on ATKs for aircraft being acquired or disposed of compared to the aggregate fleet ATKs. ATKs are calculated for each sector by multiplying the capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on that sector, by the sector distance.

	2004	2003
Fleet ATKs (in million tonne kilometres)	**15,794**	13,355

28. COMMITMENTS AND CONTINGENCIES

(a) Outstanding commitments for capital expenditure authorised at the year end but not provided for in the accounts:

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Authorised and contracted for	**7,218**	3,865	**1,193**	919
Authorised but not contracted for	**9**	105	**–**	–
	7,227	3,970	**1,193**	919

Operating lease commitments are shown in note 9 to the accounts.

(b) Guarantees in respect of lease obligations, bank loans and other liabilities outstanding at the year end:

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Subsidiary companies	**–**	–	**1,523**	916
Associated company	**20**	19	**20**	19
Staff	**415**	420	**400**	405
	435	439	**1,943**	1,340

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

at 31st December 2004

SUBSIDIARY COMPANIES

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned	Issued and paid up share capital
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Computerised reservation systems and related services	53	15,600,000 shares of HK$1
AHK Air Hong Kong Limited	Hong Kong	Cargo airline	60*	54,402,000 A shares of HK$1 36,268,000 B shares of HK$1
Airline Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Stores Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Training Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Cathay Holidays Limited	Hong Kong	Travel tour operator	100	5,000 shares of HK$100
Cathay Pacific Aircraft Acquisition Limited	Isle of Man	Aircraft acquisition facilitator	100	2,000 shares of US$1
Cathay Pacific Aircraft Services Limited	Isle of Man	Aircraft acquisition facilitator	100	10,000 shares of US$1
Cathay Pacific Catering Services (H.K.) Limited	Hong Kong	Airline catering	100	600 shares of HK$1,000
Cathay Pacific Loyalty Programmes Limited	Hong Kong	Travel reward programme	100	2 shares of HK$1
CLS Catering Services Limited	Canada	Airline catering	60*	330,081 shares of no par value
Global Logistics System (H.K.) Company Limited	Hong Kong	Computer network for interchange of air cargo related information	95	100 shares of HK$10
Guangzhou Guo Tai Information Processing Company Limited	People's Republic of China	Information processing	100*	Paid up registered capital HK$7,000,000 (wholly foreign equity enterprise)
Hong Kong Airport Services Limited	Hong Kong	Provision of ground and ramp handling services	70	100 shares of HK$1
Snowdon Limited	Isle of Man	Financial services	100*	2 shares of GBP1
Troon Limited	Bermuda	Financial services	100	12,000 shares of US$1
Vogue Laundry Service Limited	Hong Kong	Laundry and dry cleaning	100	3,700 shares of HK$500

Principal subsidiary and associated companies are those which materially affect the results or assets of the Group.

* *Shareholding held through subsidiary companies.*

ASSOCIATED COMPANIES

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned
Cathay Kansai Terminal Services Company Limited	Japan	Ground handling	48
Cebu Pacific Catering Services Inc.	Philippines	Airline catering	40*
Ground Support Engineering Limited	Hong Kong	Airport ground engineering support and equipment maintenance	50
Hong Kong Aircraft Engineering Company Limited	Hong Kong	Aircraft overhaul and maintenance	27
Hong Kong Dragon Airlines Limited	Hong Kong	Airline	19*#
VN/CX Catering Services Limited	Vietnam	Airline catering	40*

* *Shareholding held through subsidiary companies.*

\# *Together with shareholdings held through long-term investments, the Company holds a 22% interest.*

		2004	2003	2002
Consolidated profit and loss summary	*HK$M*			
Passenger services		**26,407**	18,663	22,376
Cargo services		**11,395**	9,913	9,387
Catering and other services		**1,263**	1,002	1,327
Total turnover		**39,065**	29,578	33,090
Operating expenses		**(33,818)**	(27,353)	(28,340)
Operating profit/(loss)		**5,247**	2,225	4,750
Net finance charges		**(583)**	(620)	(743)
Profit on sale of investments		**–**	–	–
Share of profits of associated companies		**356**	151	324
Profit/(loss) before tax		**5,020**	1,756	4,331
Taxation		**(504)**	(409)	(328)
Profit/(loss) after tax		**4,516**	1,347	4,003
Minority interests		**(99)**	(44)	(20)
Profit/(loss) attributable to shareholders		**4,417**	1,303	3,983
Dividends paid		**(2,189)**	(1,035)	(701)
Retained profit/(loss) for the year		**2,228**	268	3,282
Consolidated balance sheet summary	*HK$M*			
Fixed and intangible assets		**52,156**	51,762	50,527
Long-term receivables and investments		**5,819**	2,924	3,197
Borrowings		**(22,631)**	(26,297)	(22,810)
Liquid funds less bank overdrafts		**11,444**	15,186	13,164
Net borrowings		**(11,187)**	(11,111)	(9,646)
Net current liabilities (excluding liquid funds and bank overdrafts)		**(6,417)**	(4,476)	(3,932)
Retirement benefit obligations		**(102)**	(181)	(346)
Deferred taxation		**(7,280)**	(7,762)	(7,614)
Minority interests		**(134)**	(104)	(71)
Net assets		**32,855**	31,052	32,115
Financed by:				
Shareholders' funds		**32,855**	31,052	32,115
Per share				
Shareholders' funds	*HK$*	**9.75**	9.29	9.63
EBITDA	*HK$*	**2.82**	1.87	2.71
Earnings/(loss)	*HK cents*	**131.4**	39.0	119.5
Dividend	*HK cents*	**65.0**	48.0	44.0
Ratios				
Profit/(loss) margin	*%*	**11.3**	4.4	12.0
Return of average shareholders' funds	*%*	**13.8**	4.1	12.6
Dividend cover	*Times*	**2.0**	0.8	2.7
Interest cover	*Times*	**9.0**	3.6	6.4
Gross debt/equity ratio	*Times*	**0.69**	0.85	0.71
Net debt/equity ratio	*Times*	**0.34**	0.36	0.30

2001	2000	1999	1998	1997	1996	1995
20,580	22,878	18,979	18,532	21,851	23,680	22,128
8,343	10,136	8,391	6,955	7,712	6,797	6,641
1,513	1,509	1,332	1,123	1,014	1,037	941
30,436	34,523	28,702	26,610	30,577	31,514	29,710
(29,604)	(29,234)	(25,891)	(27,281)	(28,537)	(27,738)	(25,956)
832	5,289	2,811	(671)	2,040	3,776	3,754
(571)	(367)	(918)	(311)	(335)	(384)	(597)
452	–	482	185	–	559	–
188	279	108	172	306	363	379
901	5,201	2,483	(625)	2,011	4,314	3,536
(202)	(110)	(219)	104	(291)	(484)	(516)
699	5,091	2,264	(521)	1,720	3,830	3,020
(42)	(86)	(84)	(35)	(40)	(17)	(57)
657	5,005	2,180	(556)	1,680	3,813	2,963
(1,915)	(1,585)	(339)	(694)	(1,817)	(1,455)	(1,217)
(1,258)	3,420	1,841	(1,250)	(137)	2,358	1,746
52,114	48,959	48,541	47,985	41,787	38,138	28,930
3,165	3,756	3,548	3,635	2,728	2,302	2,149
(24,024)	(20,838)	(24,783)	(27,198)	(23,122)	(26,043)	(21,722)
9,746	10,952	11,567	12,240	14,327	20,178	13,926
(14,278)	(9,886)	(13,216)	(14,958)	(8,795)	(5,865)	(7,796)
(1,764)	(2,752)	(3,944)	(3,970)	(2,652)	(2,904)	(2,639)
–	–	–	–	–	–	–
(7,836)	(7,146)	(6,714)	(6,359)	(5,802)	(5,359)	(3,954)
(93)	(99)	(86)	(108)	(104)	(78)	(99)
31,308	32,832	28,129	26,225	27,162	26,234	16,591
31,308	32,832	28,129	26,225	27,162	26,234	16,591
9.40	9.80	8.31	7.75	8.02	7.63	5.79
1.64	2.70	2.07	0.91	1.47	2.06	2.40
19.7	148.4	64.4	(16.4)	49.1	119.7	103.4
17.5	65.0	30.0	10.0	29.0	53.0	48.0
2.2	14.5	7.6	(2.1)	5.5	12.1	10.0
2.0	16.4	8.0	(2.1)	6.3	17.8	19.6
1.1	2.3	2.1	(1.6)	1.7	2.1	2.2
1.5	14.4	3.1	(2.2)	6.1	9.8	6.3
0.77	0.63	0.88	1.04	0.85	0.99	1.31
0.46	0.30	0.47	0.57	0.32	0.22	0.47

		2004	2003	2002
Operating summary (Cathay Pacific)				
Kilometres flown	*Million*	**285**	238	237
Block hours	*'000 Hours*	**386**	322	322
Aircraft departures	*'000*	**77**	65	68
Available tonne kilometres	*Million*	**15,794**	13,355	12,820
Revenue tonne kilometres	*Million*	**11,459**	9,371	9,522
Available seat kilometres	*Million*	**74,062**	59,280	63,050
Revenue passengers carried	*'000*	**13,664**	10,059	12,321
Revenue passenger kilometres	*Million*	**57,283**	42,774	49,041
Revenue load factor	*%*	**74.8**	71.1	75.9
Passenger load factor	*%*	**77.3**	72.2	77.8
Cargo carried	*'000 Tonnes*	**972**	875	851
Cargo and mail tonne kilometres	*Million*	**6,007**	5,299	4,854
Cargo and mail load factor	*%*	**68.7**	68.7	71.2
Excess baggage carried	*Tonnes*	**2,530**	2,190	2,401
Mail carried	*Tonnes*	**17,997**	14,279	11,082
Length of scheduled routes network	*'000 Kilometres*	**386**	377	374
Destinations at year end	*Number*	**90**	87	62
Staff number at year end	*Number*	**15,054**	14,673	14,649
ATK per staff	*'000*	**1,066**	903	885
On-time performance				
Departure (within 15 minutes)	*%*	**90.3**	91.0	90.7
Average aircraft utilisation	*Hours per day*			
A330-300		**10.1**	9.2	10.1
A340-200		**–**	–	–
A340-300		**13.6**	12.4	13.3
A340-600		**13.6**	11.7	6.3
B747-200/300		**–**	–	–
B747-400		**13.9**	12.8	14.1
B747-200F		**13.3**	13.3	13.6
B747-400F		**16.3**	16.4	15.4
B777-200/300		**8.8**	8.7	9.4
L1011		**–**	–	–
Fleet average		**12.0**	11.4	12.1
Fleet profile (Cathay Pacific)				
Aircraft operated by Cathay Pacific:				
A330-300		**23**	23	20
A340-200		**–**	–	–
A340-300		**15**	15	15
A340-600		**3**	3	2
B747-200/300		**–**	–	–
B747-400		**21**	19	19
B747-200F		**7**	6	6
B747-400F		**5**	5	5
B777-200		**5**	5	5
B777-300		**10**	9	7
L1011		**–**	–	–
Sub-total		**89**	85	79
Aircraft not operated by Cathay Pacific:				
B747-200/300		**–**	–	–
B747-200F		**–**	1	1
Total number of aircraft		**89**	86	80

2001	2000	1999	1998	1997	1996	1995
224	219	202	202	193	182	162
307	296	273	271	254	244	217
65	63	58	59	56	55	52
11,827	11,630	10,867	10,857	10,399	10,018	8,946
8,201	8,650	7,768	7,213	7,331	7,072	6,214
62,790	61,909	58,114	60,295	57,104	54,306	49,334
11,269	11,864	10,516	10,299	10,018	10,985	10,381
44,792	47,153	41,502	40,679	38,962	40,185	35,341
70.4	75.2	71.5	67.1	69.5	72.6	70.8
71.3	76.2	71.4	67.5	68.2	74.0	71.6
704	769	672	580	635	568	531
3,938	4,161	3,817	3,339	3,621	3,244	2,847
67.3	72.5	71.5	65.2	72.9	66.9	67.0
2,270	3,489	3,376	3,375	3,301	4,133	4,632
8,684	8,927	7,094	6,775	10,831	13,719	13,112
341	363	346	338	309	296	279
51	51	49	49	48	45	44
14,473	14,328	13,159	13,971	15,747	15,757	14,744
810	843	807	739	663	651	619
82.9	84.0	83.5	80.3	81.8	78.0	77.3
9.4	9.5	9.0	9.5	8.5	8.9	7.4
–	–	–	–	12.8	14.7	12.3
13.4	14.7	14.9	15.8	15.9	16.4	–
–	–	–	–	–	–	–
–	–	7.7	7.0	7.1	7.6	8.5
14.4	15.1	14.4	15.3	15.4	15.3	14.5
12.2	13.6	14.1	13.6	14.2	13.8	13.8
14.3	15.8	15.8	15.6	15.3	15.2	14.7
9.6	9.7	8.9	8.9	7.9	7.0	–
–	–	–	–	–	4.8	6.1
12.1	12.9	12.4	12.2	11.8	11.4	10.8
20	12	12	12	11	10	7
–	–	–	–	–	2	4
15	14	14	11	6	5	–
–	–	–	–	–	–	–
–	–	–	6	13	13	13
19	19	19	19	19	19	19
4	4	4	4	4	4	4
5	3	2	2	2	2	2
5	5	4	4	4	4	–
7	7	7	4	–	–	–
–	–	–	–	–	–	8
75	64	62	62	59	59	57
6	8	12	7	–	–	–
3	3	3	3	3	3	–
84	75	77	72	62	62	57


COST PER ATK
HK$
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004


ATK PER HK$'000 STAFF COST
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004


AIRCRAFT UTILISATION
Hours per day
14
12
10
8
6
4
2
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004


SHARE PRICE
Average share price in HK$
Average HSI
16
14
12
10
8
6
4
2
0
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2004
Cathay Pacific share price
Hang Seng Index (HSI)

		2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Productivity											
Cost per ATK	*HK$*	**2.07**	2.00	2.13	2.36	2.32	2.24	2.34	2.60	2.64	2.80
ATK per HK$'000 staff cost	*Unit*	**1,978**	1,825	1,798	1,725	1,725	1,669	1,533	1,446	1,403	1,327
Aircraft utilisation	*Hours per day*	**12.0**	11.4	12.1	12.1	12.9	12.4	12.2	11.8	11.4	10.8
Share prices	*HK$*										
High		**16.4**	15.5	13.6	14.3	17.6	16.8	8.9	16.4	14.9	12.8
Low		**12.5**	8.4	9.9	6.1	10.3	7.4	4.7	5.4	10.6	10.0
Year-end		**14.7**	14.8	10.7	10.0	14.4	13.9	7.7	6.3	12.2	11.8
Price ratios (Note)	*Times*										
Price/Earnings		**11.2**	37.9	9.0	50.8	9.7	21.6	(46.9)	12.8	10.2	11.4
Market capitalisation/ Shareholders' funds		**1.5**	1.6	1.1	1.1	1.5	1.7	1.0	0.8	1.6	2.0
Price/Cash flow		**4.5**	7.8	3.8	7.2	5.9	7.0	6.4	4.5	6.1	4.9

Note: *Based on year end share price, where applicable.*

TERMS

Borrowings Total borrowings (loans and lease obligations) less security deposits, notes and zero coupon bonds.

Net borrowings Borrowings and bank overdrafts less liquid funds.

Available tonne kilometres ("ATK") Overall capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

Available seat kilometres ("ASK") Passenger seat capacity, measured in seats available for the carriage of passengers on each sector multiplied by the sector distance.

Revenue passenger kilometres ("RPK") Number of passengers carried on each sector multiplied by the sector distance.

Revenue tonne kilometres ("RTK") Traffic volume, measured in load tonnes from the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

On-time performance Departure within 15 minutes of scheduled departure time.

EBITDA Earnings before interest, tax, depreciation and amortisation.

RATIOS

$$\text{Earnings/(loss) per share} = \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

$$\text{Profit/(loss) margin} = \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Turnover}}$$

$$\text{Shareholders' funds per share} = \frac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\text{Return on average shareholders' funds} = \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Average shareholders' funds}}$$

$$\text{Dividend cover} = \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Dividends}}$$

$$\text{Interest cover} = \frac{\text{Operating profit/(loss)}}{\text{Net finance charges}}$$

$$\text{Gross debt/equity ratio} = \frac{\text{Borrowings}}{\text{Shareholders' funds}}$$

$$\text{Net debt/equity ratio} = \frac{\text{Net borrowings}}{\text{Shareholders' funds}}$$

$$\text{Passenger/Cargo and mail load factor} = \frac{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}{\text{Available seat kilometres/Available cargo and mail tonne kilometres}}$$

$$\text{Revenue load factor} = \frac{\text{Total passenger, cargo and mail traffic revenue}}{\text{Maximum possible revenue at current yields and capacity}}$$

Breakeven load factor = A theoretical revenue load factor at which the traffic revenue equates to the operating cost.

$$\text{Passenger/Cargo and mail yield} = \frac{\text{Passenger turnover/Cargo and mail turnover}}{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}$$

$$\text{Cost per ATK} = \frac{\text{Total operating expenses of Cathay Pacific}}{\text{ATK of Cathay Pacific}}$$

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

INVESTOR RELATIONS

For further information about Cathay Pacific Airways Limited, please contact:
Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong
Tel: (852) 2747 5210
Fax: (852) 2810 6563

Cathay Pacific's main Internet address is http://www.cathaypacific.com

REGISTERED OFFICE

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

DEPOSITARY

The Bank of New York
American Depositary Receipts ("ADR")
101 Barclay Street, 22nd Floor
New York, NY 10286
U.S.A.

Investor toll free hotline:
1(888) BNY ADRS or 1(888) 269 2377
General line: 1(212) 815 2293
Fax: 1(212) 571 3050
Email: ADR@bankofny.com
Website: www.adrbny.com

STOCK CODES

Hong Kong Stock Exchange	293
ADR	CPCAY

REGISTRARS

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

AUDITORS

KPMG
8th Floor, Prince's Building
10 Chater Road
Hong Kong

FINANCIAL CALENDAR

Year ended 31st December 2004	
Annual report sent to shareholders	8th April 2005
Shares traded ex-dividend	4th May 2005
Share register closed	6th-11th May 2005
Annual General Meeting	11th May 2005
2004 final dividend payable	2nd June 2005
Six months ending 30th June 2005	
Interim results announcement	August 2005
Interim dividend payable	October 2005

Design: FutureBrand www.futurebrand.com Printed in Hong Kong  This Report is Printed on Recycled Paper

SWIRE



THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited (the "Company"), you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
Stock Code: 293

NOTICE OF ANNUAL GENERAL MEETING

AND

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES


SEC MAIL
APR 1 8 2005
WASH. D.C.


CATHAY PACIFIC

Non-Executive Directors:
TURNBULL, David Muir, *Chairman*
FAN, Hung Ling Henry, *Deputy Chairman*
CUBBON, Martin
HUGHES-HALLETT, James Wyndham John
MOORE, Vernon Francis
SWIRE, Sir Adrian Christopher
YUEN, Lik Hang Raymond
YUNG, Ming Jie Carl
ZHANG, Xianlin

Executive Directors:
CHEN, Nan Lok Philip, *Chief Executive*
TYLER, Antony Nigel, *Chief Operating Officer*
ATKINSON, Robert Michael James, *Finance Director*
CRIDLAND, Derek George, *Engineering Director*

Independent Non-Executive Directors:
OR, Ching Fai Raymond
LEE, Ting Chang Peter
SO, Chak Kwong Jack
TUNG, Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

A Chinese translation of this circular is available upon request from the Company's Registrars.
本通函之中文譯本於公司股份登記處備索。

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 293

8th April 2005

To the shareholders

Dear Sir or Madam,

NOTICE OF MEETING

1. Notice of the annual general meeting ("AGM") for 2005 is set out on pages 5 to 6 of this circular. Enclosed with this circular is a form of proxy for use at that meeting. Whether or not you intend to be present at the AGM you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

2. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

GENERAL MANDATES

3. At the AGM of the Company held on 12th May 2004, ordinary resolutions were passed giving general mandates to Directors (i) to make on-market share repurchases (within the meaning of the Code on Share Repurchases) up to 10 per cent of the issued share capital of the Company as at 12th May 2004; and (ii) to allot, issue and otherwise deal with shares equal to (a) 20 per cent of the shares of the Company in issue at 12th May 2004, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) the nominal amount of any shares repurchased by the Company.

4. Under the Companies Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the forthcoming AGM, unless renewed at that meeting. Resolutions (Resolutions 4, 5 and 6) will be proposed to renew these mandates (with a new restriction on the share issue mandate noted below) and the Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular. It should be noted that the aggregate nominal amount of shares which may be allotted wholly for cash pursuant to the mandate now being sought will be restricted to 5% of the aggregate nominal amount of the shares in issue at the date of passing the relevant resolution.

RE-ELECTION OF DIRECTORS

5. In relation to Resolution 2, Martin Cubbon, James Hughes-Hallett and Raymond Yuen will retire from office at the AGM for 2005 and will offer themselves for re-election to serve for another term of three years in accordance with Article 93 of the Company's Articles of Association. Separate resolutions will be proposed for the re-election of these Directors. Their details and interests in the shares of the Company are provided in the "Directors and Officers" section and the "Directors' Report" in the Annual Report 2004 which accompanies this circular. Other than as disclosed therein, they are not related to any Director, senior management or substantial shareholders of the Company. Sir Adrian Swire will also retire in accordance with Article 93 but does not offer himself for re-election.

6. All the Directors to be proposed for re-election are non-executive Directors and do not have service contracts with the Company. Martin Cubbon and James Hughes-Hallett do not receive any emolument or director's fees from the Company. The remuneration of Raymond Yuen, which is determined in accordance with the policy reviewed by the Remuneration Committee as described in the "Corporate Governance" section, is given in note 24 to the Accounts.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

7. Under the Articles of Association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the

withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Pursuant to this, I intend to direct that each of the resolutions proposed at the forthcoming AGM be voted on by poll.

8. Your Directors believe that the granting of the general mandates is in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the annual general meeting.

Yours faithfully,

David Turnbull

Chairman

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

1. It is proposed that up to 10 per cent of the Company's shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 28th February 2005, the latest practicable date for determining such figure, the number of shares in issue was 3,370,791,848. On the basis of this figure (and assuming no shares are issued or repurchased after 28th February 2005 and up to the date of passing such resolution) the Directors would be authorised to repurchase up to 337,079,184 shares.

2. The Directors believe that the ability to repurchase shares is in the interests of the Company and its shareholders.

   Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The number of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

3. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

4. There could be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31st December 2004) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell shares to the Company.

6. The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

7. If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

   The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchases pursuant to the general repurchase mandate, save that in the event of full exercise of the repurchase mandate and the maintenance by Swire Pacific Limited of its present shareholding (amounting to approximately 46.46% of the votes attaching to the issued share capital of the Company) the percentage of the votes attaching to the share capital owned by Swire Pacific Limited would increase by more than 2% and accordingly Swire Pacific Limited may be obliged to make a general offer for all of the issued shares of the Company not owned by it. However, the Directors have no current intention to exercise the repurchase mandate to such an extent as would give rise to this situation.

8. No shares have been purchased by the Company in the previous six months (whether on the Stock Exchange or otherwise).

9. No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell shares of the Company to the Company and no such persons have undertaken not to sell any such shares to the Company in the event that the general mandate is granted by shareholders.

10. The highest and lowest prices at which shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	**Lowest (HK$)**
March 2004	16.40	15.15
April 2004	16.45	13.95
May 2004	14.70	13.00
June 2004	14.75	13.80
July 2004	14.75	13.80
August 2004	14.05	12.55
September 2004	14.05	13.10
October 2004	13.40	12.95
November 2004	14.10	13.40
December 2004	14.80	13.75
January 2005	14.70	13.85
February 2005	14.55	13.80

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an ordinary general meeting of the shareholders of Cathay Pacific Airways Limited, being the annual general meeting for 2005, will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 11th May 2005 at 4:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2004 and:

1. To declare a final dividend.

2. To re-elect Directors.

3. To reappoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions:

Ordinary Resolutions:

4. THAT:

   (a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

   (b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

   (c) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

   references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

   (a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any shares repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution) provided that the aggregate nominal amount of the shares so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

6. THAT the Directors be authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5 in the notice convening this meeting in respect of the shares referred to in sub-paragraph (bb) of paragraph (b) of such resolution.

By order of the Board

Margaret Yu

Secretary

Hong Kong, 8th April 2005

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.
3. If approved, the final dividend is expected to be paid to shareholders on Thursday, 2nd June 2005.
4. The registers of shareholders will be closed from 6th to 11th May 2005, both days inclusive. To rank for the final dividend, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:00 p.m. on Thursday, 5th May 2005.
5. The Directors to be re-elected are Martin Cubbon, James Hughes-Hallett and Raymond Yuen. Separate resolutions will be proposed for their re-election.
6. The Chairman intends to direct that each of the resolutions set out in this notice be voted on by poll.
7. **Refreshments will not be served at the Annual General Meeting.**

FORM OF PROXY for use at the **Annual General Meeting** on 11th May 2005

CATHAY PACIFIC AIRWAYS LIMITED

I/We ______________________________

of ______________________________

being a Member/Members of Cathay Pacific Airways Limited, hereby appoint DAVID MUIR TURNBULL of Hong Kong or failing him CHEN NAN LOK PHILIP of Hong Kong or failing him Chairman of the Meeting or

____

of ______________________________

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 11th May 2005 and at any adjournment thereof on the undermentioned resolutions as indicated:

	For	Against
1. To declare final dividends.		
2. (a) To re-elect Martin CUBBON as a Director.		
(b) To re-elect James Wyndham John HUGHES-HALLETT as a Director.		
(c) To re-elect YUEN Lik Hang Raymond as a Director.		
3. To reappoint KPMG as auditors and to authorise the Directors to fix their remuneration.		
4. To grant a general mandate for share repurchase.		
5. To grant a general mandate to the Directors to issue and dispose of additional shares in the Company.		
6. To add shares repurchased to the general mandate to issue and dispose of shares in the Company.		

Number of ordinary shares to which this proxy relates (see Note 3)

Signature : ______________________________

Dated : ______________________________ 2005

Notes:

1. If you wish to appoint another person (who need not be a Member of the Company) as proxy the names as shown above should be deleted and the name and address of the other person inserted.
2. Please indicate with an "X" in the appropriate space opposite each resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any indication as to how the proxy shall vote, he will exercise his discretion as to whether or not he abstains from voting and, if appropriate, as to how he votes. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including any amendment to any resolution) which may properly come before the meeting.
3. Please insert the number of ordinary shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the ordinary shares in the Company which are registered in your name (whether alone or jointly with others).
4. In the case of joint shareholders, this form of proxy must be signed by the shareholder whose name stands first in the Register of Shareholders.
5. In the case of a corporation, this form of proxy should be under its common seal or under the hand of an officer of the corporation duly authorised.
6. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
7. Whether or not you intend to be present at the annual general meeting you are requested to complete the form of proxy. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

委任代表表格供二零零五年五月十一日舉行**股東週年大會**時使用。

國泰航空有限公司

本人／吾人 ______________________________

地址為 ______________________________

乃國泰航空有限公司之股東，茲委任唐寶麟，如其不能出任，或陳南祿（彼等皆為香港居民），如其不能出任，或大會主席，

或 ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司於二零零五年五月十一日（星期三）舉行之股東週年大會及其任何續會，及就下列決議案，按以下指示投票表決：

	贊成	反對
1. 宣派末期股息。		
2. (a) 再度選舉郭鵬為董事。		
(b) 再度選舉何禮泰為董事。		
(c) 再度選舉袁力行為董事。		
3. 續聘畢馬威會計師事務所為核數師並授權董事局釐定其酬金。		
4. 給予一般性授權購回股份。		
5. 給予董事局一般性授權發行並分配本公司新股。		
6. 將購回之股份加入發行並分配本公司股份之一般性授權內。		

與本委任代表表格有關之普通股數目(參看附註 3)

簽名：______________________________

日期：二零零五年__________月__________日

附註：

1. 如台端擬委任其他人士為代表，則請將上列人名刪除，並在空格中填寫所欲委任之人士之姓名及地址，代表毋須為本公司股東。
2. 請在上列空格以"X"註明對每一決議案於投票表決時台端欲代表如何代台端表決。倘若台端交回此表格時已簽署惟未有註明代表應如何投票，則代表可自行決定是否棄權或如何投票。除另有指示外，台端之代表亦可自行酌情就於大會上提出之任何其他事項(包括對決議案之修訂)投票或放棄投票。
3. 請在已備之欄內填上與本委任代表表格有關之普通股數目。如填上數目，此委任代表表格將被視為僅與該等股份有關。否則，本表格將被視為與以台端名義(無論個人或與其他人士聯名)登記之全部本公司普通股有關。
4. 如屬聯名股東，此表格須由在股東名冊上名列首位者簽署。
5. 如為公司或團體，則須在此表格上加蓋公章，或由經正式授權之行政人員簽署。
6. 此委任代表表格連同授權簽署此表格之授權書或其他文件，或該等授權書或文件經公證人簽署證明之副本，須在指定開會時間之前最少四十八小時送達或寄抵香港皇后大道東一八三號合和中心四十六樓香港中央證券登記有限公司。
7. 無論台端是否擬出席股東週年大會，均請填寫委任代表表格。台端將委任代表表格填妥並交回本公司之股份登記處後，仍可親自出席大會，並可於表決時親自在會上投票，但在此情況下，此委任代表表格則被視為作廢。

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Notice of Annual General Meeting

The 2005 Annual General Meeting of Cathay Pacific Airways Limited (the "Company") will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 11th May 2005 at 4:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2004 and:

1. to declare a final dividend;
2. to re-elect Directors;
3. to reappoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following Ordinary Resolutions:

4. to authorise the Directors to make on-market repurchases of the Company's shares;
5. to authorise the Directors to allot, issue and otherwise deal with shares; and
6. to authorise the Directors to allot, issue and otherwise deal with additional shares in a nominal amount equal to that of any shares repurchased by the Company.

By order of the Board

Margaret Yu (Mrs.)
Company Secretary

Hong Kong, 8th April 2005

Notes:

(1) The Directors standing for re-election are Martin Cubbon, James Hughes-Hallett and Raymond Yuen.

(2) This is a summary of the full text of the Notice of the Annual General Meeting. The full text of the Notice is contained in a circular to shareholders giving further information about the business to be conducted at the Meeting. Copies of the circular, which are being sent to all registered shareholders with the 2004 Annual Report on 8th April 2005 may be obtained upon request from the Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(3) **The registers of shareholders will be closed from 6th to 11th May 2005, both days inclusive.**

(4) The circular to shareholders and the 2004 Annual Report are also available on the Company's website: http://www.cathaypacific.com.

(5) As at the date of this notice, the Board of Directors comprises:

Executive Directors: Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler.

Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Sir Adrian Swire, David Turnbull, Raymond Yuen, Carl Yung and Zhang Xianlin.

Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

SWIRE



CATHAY PACIFIC